Second Quarter 2015 Report to Shareholders

BMO Financial Group Reports Net Income of $1 Billion for the Second Quarter of 2015

Financial Results Highlights:

Second Quarter 2015 Compared with Second Quarter 2014:

•	Net income of $1 billion, down 7%; adjusted net income[1] of $1,146 million, up 5%

•	EPS[2] of $1.49, down 7%; adjusted EPS[1,2] of $1.71, up 5%

•	ROE of 11.4%, compared with 14.3%; adjusted ROE[1] of 13.2%, compared with 14.6%

•	Provisions for credit losses of $161 million, compared with $162 million

•	Basel III Common Equity Tier 1 Ratio of 10.2%

•	Dividend increased by $0.02 or 2% from the preceding quarter to $0.82

Year-to-Date 2015 Compared with Year-to-Date 2014:

•	Net income of $1,999 million, down 6%; adjusted net income[1] of $2,187 million, unchanged

•	EPS[2] of $2.95, down 7%; adjusted EPS[1,2] of $3.24, unchanged

•	ROE of 11.6%, compared with 14.3%; adjusted ROE[1] of 12.8%, compared with 14.6%

•	Provisions for credit losses of $324 million, compared with $261 million

Toronto, May 27, 2015 – For the second quarter ended April 30, 2015, BMO Financial Group reported net income of $999 million or $1.49 per share on a reported basis and net income of $1,146 million or $1.71 per share on an adjusted basis. Reported net income includes a $106 million charge primarily due to restructuring to drive operational efficiencies.

“BMO delivered good results in the second quarter, with adjusted net income of $1.1 billion, up 5% from last year and 10% from the first quarter. Our operating groups performed well, demonstrating the benefits of our advantaged business mix, which is diversified by geography and customer type,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Our combined Personal and Commercial Banking business delivered adjusted earnings of $706 million, up 8% from last year. Wealth Management demonstrated continued strong momentum, with Traditional Wealth posting adjusted net income growth of 23%. Capital Markets net income rebounded strongly from last quarter.

“Looking ahead, with our consistent strategy and a deeply engrained commitment to customers, we are confident in the opportunities for growth across the bank,” concluded Mr. Downe.

(1)	Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.
(2)	All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Concurrent with the release of results, BMO announced a third quarter 2015 dividend of $0.82 per common share, up $0.02 per share or 2% from the preceding quarter and up $0.04 per share or 5% from a year ago, equivalent to an annual dividend of $3.28 per common share.

Our complete Second Quarter 2015 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2015, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Total Bank Overview

Net income was $999 million for the second quarter of 2015, down $77 million or 7% from the prior year due to a $106 million charge taken in the quarter primarily due to restructuring to drive operational efficiencies. Adjusted net income was $1,146 million, up $49 million or 5%.

Adjusted net income was up from the prior year in both P&C businesses and Wealth Management. BMO Capital Markets results were significantly higher than the prior quarter driven by higher revenue from our Trading Products business.

The Basel III Common Equity Tier 1 Ratio remains strong at 10.2%.

Operating Segment Overview

Canadian P&C

Net income of $486 million and adjusted net income of $487 million both increased $6 million or 1% from the prior year. Revenue was up $67 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue in our personal business. Expenses increased $48 million or 6% reflecting investments to support business growth, and higher costs associated with a changing business and regulatory environment. Year-over-year loan growth was 3% and deposit growth was 7%.

In our personal banking business, loan and deposit growth was 2% and 6%, respectively. In the quarter, we launched our new Savings Builder Account, becoming the first Canadian bank to reward customers with bonus interest for saving monthly. We were recognized for the third consecutive year by the global financial services research firm Celent with a 2015 Model Bank Award for excellence in the digital banking category.

In our commercial banking business, loan and deposit growth was 6% and 8%, respectively. We remain focused on increasing capacity for our sales force and developing new products and services that meet our customers’ needs. This quarter we launched the BMO Spend DynamicsTM tool, which provides corporate card clients with convenient access to their transaction data so they can see and analyze their program spend. We remain second in Canadian business banking loan market share for small and medium-sized loans.

U.S. P&C

Net income of $206 million increased $49 million or 31% from the prior year. Adjusted net income of $219 million increased $49 million or 29%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $166 million increased $24 million or 16% from a year ago. Adjusted net income of $176 million increased $22 million or 14%, driven by lower provisions for credit losses. Revenue of $707 million modestly decreased $7 million or 1% from the prior year as higher loan and deposit volume growth and mortgage banking revenue was more than offset by lower net interest margin and other fee revenue. Adjusted non-interest expense of $452 million was relatively unchanged due to disciplined expense management.

Year-over-year loan growth was $3.5 billion or 6%, led by continued strong growth in core commercial and industrial (C&I) loans of $4.5 billion or 17%.

BMO Harris Bank has been leveraging technology to provide an even better customer experience, unveiling Mobile Cash during the quarter, a new technology that allows consumers to withdraw money from an automated banking machine (ABM) using their smartphones. With the launch, BMO Harris Bank now has the largest network of card-less enabled ABMs in the United States. BMO Harris Bank also debuted its first Smart Branch, which enables customers to complete transactions with video-teller ABMs.

Wealth Management

Net income was $238 million, up $46 million or 24%. Adjusted net income of $265 million increased $67 million or 34% from a year ago. Adjusted net income in traditional wealth was $169 million, up $32 million or 23%, with good organic growth as well as growth from the acquired F&C business. Adjusted net income in insurance was $96 million, up $35 million from a year ago primarily due to the impact of favourable movements in long-term interest rates in the current quarter relative to a year ago and benefits from changes in our investment portfolio to improve asset-liability management.

Assets under management and administration grew by $221 billion or 36% from a year ago to $833 billion, with the acquired F&C business contributing $137 billion to the increase. Excluding F&C, assets under management and administration grew by 14%, driven by the stronger U.S. dollar, market appreciation and growth in new client assets.

This past quarter, BMO Wealth Management was named Best Wealth Management in Canada 2015 by Global Banking and Finance Review for the second consecutive year noting Wealth Management’s many strengths, including, comprehensive and personalized wealth management solutions, global reach and local expertise, strength in financial planning and our ongoing commitment to providing an exceptional client experience. Global Banking and Finance Review also recognized our full-service investing and private banking businesses for excellence: BMO Private Banking was named Best Private Bank in Canada 2015 for the fifth consecutive year; BMO Nesbitt Burns was named Best Full-Service Investment Advisory in Canada 2015 for the second consecutive year and was also named Best Integrated Investment Advisor Digital Platform in Canada 2015.

BMO Financial Group Second Quarter Report 2015 • 1

BMO Capital Markets

Net income of $296 million decreased $9 million or 3% from a year ago as higher revenue was offset by the impact of a less favourable tax rate. Year-over-year revenue growth was $61 million or 6% due to improved revenues from Trading Products. Excluding the impact of the stronger U.S. dollar, non-interest expense increased $6 million or 1%.

BMO Capital Markets was recognized for several industry awards during the quarter. Global Finance magazine named us the World’s Best Metals & Mining Investment Bank for the sixth consecutive year and we were named a 2015 Greenwich Share Leader in Canadian Top Tier Foreign Exchange Market Share and a Greenwich Quality Leader for Canadian Foreign Exchange Service. On March 24, 2015, BMO Capital Markets initiated the first RMB trade in honour of Canada’s official launch of the RMB Hub for the Americas.

BMO Capital Markets participated in 390 new global issues in the quarter, comprised of 149 corporate debt deals, 174 government debt deals and 67 equity transactions, raising $974 billion.

Corporate Services

Corporate Services reported net loss for the second quarter of 2015 was $227 million, compared with a reported net loss of $58 million a year ago. The current quarter included a $106 million charge primarily due to restructuring to drive operational efficiencies. The charge also includes the settlement of a legacy legal matter from an acquired entity. Corporate Services adjusted net loss for the second quarter of 2015 was $121 million, compared with an adjusted net loss of $58 million a year ago due primarily to lower revenue from the purchased loan portfolio.

Adjusted results in these Total Bank Overview and Operating Segment Overview sections are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 10.2% at April 30, 2015. The CET1 Ratio increased by approximately 10 basis points from 10.1% at the end of the first quarter due to lower risk-weighted assets, partially offset by a decrease in CET1 Capital. Book value per share increased 12% from the prior year to $51.65 per share.

Provision for Credit Losses

The total provision for credit losses of $161 million was consistent with the prior year and prior quarter.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

2 • BMO Financial Group Second Quarter Report 2015

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as of May 27, 2015. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2015, as well as the audited consolidated financial statements for the year ended October 31, 2014, and the MD&A for fiscal 2014 in BMO’s 2014 Annual Report. The material that precedes this section comprises part of this MD&A.

The annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

4	Summary Data			22	Balance Sheet
5	Non-GAAP Measures			23	Transactions with Related Parties
6	Caution Regarding Forward-Looking Statements			23	Off-Balance Sheet Arrangements
6	Economic Review and Outlook			23	Accounting Policies and Critical Accounting Estimates
7	Other Value Measures			23	Future Changes in Accounting Policies
7	Foreign Exchange			23	Select Financial Instruments
7	Net Income			23	Other Regulatory Developments
8	Revenue			25	Risk Management
9	Provisions for Credit Losses				25	Market Risk
10	Impaired Loans				27	Liquidity and Funding Risk
10	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				30	Credit Rating
10	Non-Interest Expense				30	Insurance Risk
10	Income Taxes				30	Information and Cyber Security Risk
11	Capital Management				31	Select Geographic Exposures
12	Eligible Dividends Designation			33	Interim Consolidated Financial Statements
13	Review of Operating Groups’ Performance				33	Consolidated Statement of Income
	13	Personal and Commercial Banking (P&C)			34	Consolidated Statement of Comprehensive Income
		14	Canadian Personal and Commercial Banking (Canadian P&C)		35	Consolidated Balance Sheet
		15	U.S. Personal and Commercial Banking (U.S. P&C)		36	Consolidated Statement of Changes in Equity
	17	Wealth Management			37	Consolidated Statement of Cash Flows
	19	BMO Capital Markets			38	Notes to Consolidated Financial Statements
	20	Corporate Services, Including Technology and Operations		56	Other Investor and Media Information
21	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of April 30, 2015, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2015, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Second Quarter Report 2015 • 3

Summary Data	Table 1

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014

Summary Income Statement
Net interest income	2,112	2,219	2,063	4,331	4,176
Non-interest revenue (1)	2,414	2,836	2,306	5,250	4,672
Revenue (1)	4,526	5,055	4,369	9,581	8,848
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	24	747	328	771	685
Revenue, net of CCPB	4,502	4,308	4,041	8,810	8,163
Specific provision for credit losses	161	163	162	324	261
Collective provision for (recovery of) credit losses	-	-	-	-	-
Total provision for credit losses	161	163	162	324	261
Non-interest expense	3,112	3,006	2,594	6,118	5,278
Provision for income taxes	230	139	209	369	487
Net income	999	1,000	1,076	1,999	2,137
Attributable to bank shareholders	993	986	1,062	1,979	2,110
Attributable to non-controlling interest in subsidiaries	6	14	14	20	27
Net income	999	1,000	1,076	1,999	2,137
Adjusted net income	1,146	1,041	1,097	2,187	2,180
Common Share Data ($ except as noted)
Earnings per share	1.49	1.46	1.60	2.95	3.18
Adjusted earnings per share	1.71	1.53	1.63	3.24	3.24
Earnings per share growth (%)	(6.9)	(7.6)	14.3	(7.2)	9.3
Adjusted earnings per share growth (%)	4.9	(5.0)	13.2	-	10.2
Dividends declared per share	0.80	0.80	0.76	1.60	1.52
Book value per share	51.65	52.98	45.94	51.65	45.94
Closing share price	78.82	72.93	75.55	78.82	75.55
Total market value of common shares ($ billions)	50.8	47.2	48.7	50.8	48.7
Dividend yield (%)	4.1	4.4	4.0	4.1	4.0
Financial Measures and Ratios (%)
Return on equity	11.4	11.8	14.3	11.6	14.3
Adjusted return on equity	13.2	12.3	14.6	12.8	14.6
Net income growth	(7.1)	(5.8)	11.6	(6.5)	6.9
Adjusted net income growth	4.6	(3.9)	11.2	0.4	8.2
Revenue growth (1)	3.6	12.9	3.1	8.3	5.0
Adjusted revenue growth, net of CCPB	11.4	4.5	8.9	7.9	8.5
Non-interest expense growth	19.9	12.0	1.8	15.9	3.1
Adjusted non-interest expense growth	13.4	11.3	7.7	12.4	8.1
Efficiency ratio (1)	68.7	59.5	59.4	63.8	59.7
Adjusted efficiency ratio (1)	64.3	58.4	58.8	61.2	59.0
Adjusted efficiency ratio, net of CCPB	64.7	68.5	63.5	66.6	63.9
Operating leverage (1)	(16.3)	0.9	1.3	(7.6)	1.9
Adjusted operating leverage, net of CCPB	(2.0)	(6.8)	1.2	(4.5)	0.4
Net interest margin on average earning assets	1.51	1.55	1.59	1.53	1.61
Effective tax rate	18.8	12.2	16.2	15.6	18.5
Adjusted effective tax rate	19.8	12.6	16.5	16.6	18.7
Return on average assets	0.62	0.60	0.73	0.61	0.72
Provision for credit losses-to-average loans and acceptances (annualized)	0.20	0.21	0.22	0.21	0.18
Balance Sheet (as at $ millions, except as noted)
Assets	633,275	672,410	582,045	633,275	582,045
Net loans and acceptances	315,856	317,630	294,704	315,856	294,704
Deposits	424,231	429,778	394,007	424,231	394,007
Common shareholders’ equity	33,276	34,192	29,639	33,276	29,639
Cash and securities-to-total assets ratio (%)	30.0	30.1	32.1	30.0	32.1
Capital Ratios (%)
Common Equity Tier 1 Ratio	10.2	10.1	9.7	10.2	9.7
Tier 1 Capital Ratio	11.4	11.4	11.1	11.4	11.1
Total Capital Ratio	13.5	13.4	13.0	13.5	13.0
Foreign Exchange Rates
As at Cdn./U.S. dollar	1.2064	1.2711	1.0960	1.2064	1.0960
Average Cdn./U.S. dollar	1.2412	1.1923	1.1029	1.2163	1.0913
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

4 • BMO Financial Group Second Quarter Report 2015

Non-GAAP Measures

Results and measures in this MD&A are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014

Reported Results
Revenue (1)	4,526	5,055	4,369	9,581	8,848
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(24)	(747)	(328)	(771)	(685)
Revenue, net of CCPB	4,502	4,308	4,041	8,810	8,163
Provision for credit losses	(161)	(163)	(162)	(324)	(261)
Non-interest expense	(3,112)	(3,006)	(2,594)	(6,118)	(5,278)
Income before income taxes	1,229	1,139	1,285	2,368	2,624
Provision for income taxes	(230)	(139)	(209)	(369)	(487)
Net Income	999	1,000	1,076	1,999	2,137
EPS ($)	1.49	1.46	1.60	2.95	3.18
Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (2)	(40)	(40)	(28)	(80)	(59)
Acquisition integration costs (3)	(11)	(13)	-	(24)	-
Restructuring costs (4)	(149)	-	-	(149)	-
Adjusting items included in reported pre-tax income	(200)	(53)	(28)	(253)	(59)
Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (2)	(31)	(31)	(21)	(62)	(43)
Acquisition integration costs (3)	(10)	(10)	-	(20)	-
Restructuring costs (4)	(106)	-	-	(106)	-
Adjusting items included in reported net income after tax	(147)	(41)	(21)	(188)	(43)
Impact on EPS ($)	(0.22)	(0.07)	(0.03)	(0.29)	(0.06)
Adjusted Results
Revenue (1)	4,526	5,055	4,369	9,581	8,848
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	(24)	(747)	(328)	(771)	(685)
Revenue, net of CCPB	4,502	4,308	4,041	8,810	8,163
Provision for credit losses	(161)	(163)	(162)	(324)	(261)
Non-interest expense	(2,912)	(2,953)	(2,566)	(5,865)	(5,219)
Income before income taxes	1,429	1,192	1,313	2,621	2,683
Provision for income taxes	(283)	(151)	(216)	(434)	(503)
Net income	1,146	1,041	1,097	2,187	2,180
EPS ($)	1.71	1.53	1.63	3.24	3.24

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, 17 and 19.
(3)	Acquisition integration costs related to F&C are charged to Wealth Management and are recorded in non-interest expense.
(4)	Primarily due to restructuring to drive operational efficiencies. Also includes the settlement of a legacy legal matter from an acquired entity.

BMO Financial Group Second Quarter Report 2015 • 5

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2015 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the degree of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; general political conditions; global capital markets activities; the possible effects on our business of war or terrorist activities; disease or illness that affects local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; and our ability to anticipate and effectively manage risks associated with all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 77 to 105 of BMO’s 2014 Annual MD&A, which outlines in detail certain key factors and risks that may affect Bank of Montreal’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

  Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies. See the Economic Review and Outlook section of our Second Quarter 2015 Report to Shareholders.

Economic Review and Outlook

After picking up last year, the Canadian economy weakened in early 2015 due to a sharp reduction in energy investment. However, a weaker currency, stronger U.S. demand and recovering oil prices should encourage an upturn in growth in the remainder of the year. Exports should continue to lead activity, despite a lacklustre global expansion. While China’s economy will likely slow further this year, the Eurozone economy is improving despite Greece’s ongoing debt problems. Canadian consumer spending remains moderately strong, with motor vehicle sales at record highs, and will be supported by low interest rates and cheaper gasoline this year. Home sales have weakened in the oil-producing provinces, but remain strong in Vancouver and Toronto. Housing market activity is expected to stabilize in most regions, consistent with moderate growth in residential mortgages. Business spending is weak because of the downturn in the energy industry, contributing to slower business loan growth. GDP growth is expected to moderate from 2.5% in 2014 to approximately 1.7% in 2015, before improving to 2.2% in 2016 on firmer oil prices. While the oil-producing provinces of Alberta, Newfoundland and Labrador, and Saskatchewan will likely weaken this year, the other provinces are expected to strengthen in response to firmer exports. After reducing policy rates earlier this year, the Bank of Canada is expected to hold interest rates steady as the economy recovers. The Canadian dollar should weaken modestly in response to higher U.S. interest rates, but it is expected to strengthen next year as oil prices recover. Job growth has slowed, but should improve later this year, returning the unemployment rate to a downward course.

  The U.S. economy also had a challenging start to the year owing to severe weather in some heavily-populated regions, shipping disruptions along the West Coast, and the rising value of the U.S. dollar. Oil companies also slashed drilling activity. Nonetheless, the economic fundamentals remain supportive, and activity is expected to rebound strongly this year. Improved household finances, and low interest rates and gasoline prices, will encourage spending and consumer loan growth. Record low mortgage rates and easier credit conditions will support home sales and a pickup in demand for residential mortgages. Despite rising home prices, housing affordability remains healthy. Although a weaker energy sector will slow investment, business loan growth should remain solid due to low borrowing costs. For the first time in five years, fiscal policy is expected to support growth, with many states increasing spending and reducing taxes, and with the federal budget balance now on a more sustainable course. The largest headwind for the economy is the strong U.S. dollar, which has risen about 12% on a trade-weighted basis in the past year. GDP growth is expected to improve from 2.4% in 2014 to approximately 2.5% in 2015 and 2.6% in 2016. With the unemployment rate headed below 5%, the Federal Reserve will likely begin raising policy rates in the fall, for the first time in nine years.

  The U.S. Midwest region, which includes the six contiguous states in BMO’s U.S. footprint, is expected to grow 2.1% in 2015 and 2.4% in 2016 in response to increased automotive production, recovering housing markets and generally expansionary fiscal policies.

  This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

6 • BMO Financial Group Second Quarter Report 2015

Other Value Measures

BMO’s average annual total shareholder returns for the one-year, three-year and five-year periods ending April 30, 2015, were 8.5%, 15.2% and 9.3%, respectively.

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment net income, revenues, expenses, recovery of (provision for) credit losses and income taxes that are denominated in U.S. dollars were increased relative to the first quarter of 2015 and the second quarter of 2014, due to the strengthening of the U.S. dollar. The average Canadian/U.S. dollar exchange rate for the quarter, expressed in terms of the Canadian dollar cost of a U.S. dollar, increased by 4% from the first quarter of 2015 and increased by 13% from a year ago. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. The average rate for the year to date increased by 11% from a year ago.

Economically, our U.S. dollar income stream was largely unhedged to changes in foreign exchange rates during the quarter. We have hedged a portion of forecasted next 12-month BMO Capital Markets U.S. dollar net income. These hedges are subject to mark-to-market accounting which resulted in a $5 million after tax gain in the second quarter, which was recorded in our BMO Capital Markets business.

We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s Reported and Adjusted Results	Table 3

	Q2-2015		YTD-2015

(Canadian $ in millions, except as noted)	vs Q2-2014	vs Q1-2015	vs YTD-2014

Canadian/U.S. dollar exchange rate (average)
Current period	1.2412	1.2412	1.2163
Prior period	1.1029	1.1923	1.0913

Effects on U.S. segment reported results
Increased net interest income	82	29	156
Increased non-interest revenue	72	26	125
Increased revenues	154	55	281
Increased recovery of (provision for) credit losses	2	1	(3)
Increased expenses	(123)	(44)	(225)
Increased income taxes	(7)	(3)	(9)
Increased reported net income before impact of hedges	26	9	44
Hedging gains (losses) in current period, after tax	5	5	(10)
Increased reported net income	31	14	34
Effects on U.S. segment adjusted results
Increased net interest income	82	29	156
Increased non-interest revenue	72	26	125
Increased revenues	154	55	281
Increased provision for credit losses	(2)	(1)	(5)
Increased expenses	(115)	(41)	(214)
Increased income taxes	(7)	(2)	(11)
Increased adjusted net income before impact of hedges	30	11	51
Hedging gains (losses) in current period, after tax	5	5	(10)
Increased adjusted net income	35	16	41

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q2 2015 vs Q2 2014

Net income was $999 million for the second quarter of 2015, down $77 million or 7% from the prior year due to a $106 million charge taken in the quarter primarily due to restructuring to drive operational efficiencies. Adjusted net income was $1,146 million, up $49 million or 5% from the prior year. EPS was $1.49, down $0.11 or 7% from the prior year and adjusted EPS was $1.71, up $0.08 or 5%.

Adjusted results and items excluded in determining adjusted results are disclosed in detail in the preceding Non-GAAP Measures section, together with comments on the uses and limitations of such measures.

Canadian P&C results increased due to higher balances across most products and increased non-interest revenue in our personal business, partially offset by higher expenses and provisions for credit losses. Wealth Management had strong results in traditional wealth with growth of 23%, including good organic growth as well as growth from the acquired F&C business. Insurance net income increased due to the impact of favourable movements in long-term interest rates relative to the prior year and benefits from changes in our investment portfolio to improve asset-liability management. BMO Capital Markets results were good, but down slightly as higher revenue was offset by the impact of a less favourable tax rate. U.S. P&C adjusted net income was up on a U.S. dollar basis due to lower provisions for credit losses. Corporate Services results were lower primarily due to lower revenue from the purchased loan portfolio.

BMO Financial Group Second Quarter Report 2015 • 7

Q2 2015 vs Q1 2015

Net income decreased $1 million and adjusted net income increased $105 million or 10%. EPS increased $0.03 or 2% and adjusted EPS increased $0.18 or 12%.

Net income declined in Canadian P&C primarily due to three fewer days in the current quarter. Adjusted net income increased 9% in traditional wealth and there was strong net income in insurance. BMO Capital Markets results improved 34% driven by significantly higher revenues from Trading Products. U.S. P&C adjusted net income increased primarily driven by lower provisions for credit losses, partly offset by the impact of three fewer days in the current quarter. Corporate Services results were lower primarily due to lower revenue, partially offset by lower expenses.

Q2 YTD 2015 vs Q2 YTD 2014

Net income decreased $138 million or 6% to $1,999 million. EPS was $2.95, down $0.23 or 7% from a year ago. Adjusted net income was $2,187 million, up $7 million from a year ago. Adjusted EPS was $3.24, unchanged from a year ago. On an adjusted basis, there was growth in Wealth Management and the P&C businesses and a decline in BMO Capital Markets. Adjusted net income in Corporate Services was lower relative to the same period a year ago.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue (1)

Q2 2015 vs Q2 2014

Total revenue of $4,526 million increased $157 million or 4% from the second quarter a year ago. On a basis that nets insurance claims, commissions and policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue increased $461 million or 11%, including a 3% impact of the stronger U.S. dollar. Canadian P&C revenue increased due to higher balances across most products and increased non-interest revenue in our personal business. Wealth Management had strong growth on a net revenue basis, with traditional wealth revenue up 29% due to the benefit from the acquired F&C business and higher fee-based revenue from strong growth in client assets. Reported insurance revenue declined $240 million from a year ago, primarily due to the change in fair value of insurance investments resulting from the increase in interest rates in the quarter. The decrease in insurance revenue was more than offset by a $304 million decrease in CCPB. Net insurance revenue increased due to the impact of favourable movements in long-term interest rates relative to a year ago and benefits from changes in our investment portfolio to improve asset-liability management. BMO Capital Markets revenue increased as there was improved client activity in Trading Products, while Investment and Corporate Banking revenue was consistent. U.S. P&C revenue decreased modestly on a U.S. dollar basis as higher loan and deposit volume growth and mortgage banking revenue was more than offset by lower net interest margin and other fee revenue. Corporate Services revenue was lower primarily due to lower revenue on the purchased loan portfolio, partially offset by a lower group teb adjustment.

Net interest income of $2,112 million increased $49 million or 2% from a year ago, due to the impact of the stronger U.S. dollar and volume growth, partially offset by lower net interest margin and lower revenue from the purchased performing loan portfolio. BMO’s overall net interest margin decreased by 8 basis points to 1.51%. Average earning assets increased $41.4 billion or 8% to $572.0 billion, including a $27.4 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $412 million or 21% on a net revenue basis to $2,390 million primarily due to higher mutual fund revenues and investment management and custodial fees, partially due to the acquisition of F&C, as well as higher trading business and insurance revenue.

Q2 2015 vs. Q1 2015

Total revenue decreased $529 million or 10% from the first quarter. On a net revenue basis, revenue increased $194 million or 4%, including a 1% impact of the stronger U.S. dollar. Canadian P&C revenue declined due to the impact of three fewer days partially offset by higher net interest margin. Traditional wealth revenue increased despite fewer days, reflecting higher fee-based revenue from growth in client assets. Insurance revenue increased, on a net basis, primarily due to the factors mentioned above. BMO Capital Markets had revenue growth of 10% driven by higher revenues from Trading Products and the impact of a negative credit and funding valuation adjustment in the prior quarter. Investment and Corporate Banking revenue was unchanged from the prior quarter. U.S. P&C revenue decreased on a U.S. dollar basis as the benefits from higher mortgage banking revenue were more than offset by the impact of fewer days. Corporate Services revenue was lower primarily due to lower treasury-related revenue and lower revenue on the purchased loan portfolio, offset by a lower group teb adjustment.

Net interest income decreased $107 million or 5%, due to the impact of three fewer days in the current quarter, lower net interest margin and lower revenue from the purchased performing loan portfolio, partially offset by the impact of the stronger U.S. dollar. BMO’s overall net interest margin decreased 4 basis points from the first quarter. BMO’s overall net interest margin (excluding trading) decreased 6 basis points from the first quarter primarily due to lower corporate net interest income, excluding the impact of the group teb adjustment. Average earning assets increased $4.7 billion or 1% from the first quarter, including a $9.7 billion increase as a result of the stronger U.S. dollar.

Non-interest revenue increased $301 million or 14% from the first quarter on a net revenue basis primarily due to higher trading business and insurance revenue.

8 • BMO Financial Group Second Quarter Report 2015

Q2 YTD 2015 vs Q2 YTD 2014

Year-to-date total revenue increased $733 million or 8% to $9,581 million. On a net revenue basis, revenue increased $647 million or 8%, including a 4% impact of the stronger U.S. dollar.

Net interest income increased $155 million or 4% to $4,331 million, due to volume growth and the impact of the stronger U.S. dollar, partially offset by lower net interest margin and lower revenue from the purchased performing loan portfolio. BMO’s overall net interest margin declined by 8 basis points to 1.53%. Average earning assets increased by $46.5 billion or 9% to $569.6 billion, of which $25.0 billion was due to the stronger U.S. dollar.

Non-interest revenue increased $492 million or 12% year to date to $4,479 million, on a net revenue basis, primarily due to higher mutual fund revenues and investment management and custodial fees, partially due to the acquisition of F&C.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified. Insurance can experience volatility arising from fluctuations in the fair value of insurance assets. The investments which support actuarial liabilities are predominantly fixed income assets recorded at fair value with changes in the fair values recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are more than offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities.

Net Interest Margin on Average Earning Assets (teb)*	Table 4

(In basis points)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014
Canadian P&C	261	258	259	259	261
U.S. P&C	346	345	366	346	370
Personal and Commercial Banking	286	284	288	285	290
Wealth Management	260	278	264	269	268
BMO Capital Markets	48	65	59	57	54
Corporate Services, including T&O**	nm	nm	nm	nm	nm
Total BMO net interest margin	151	155	159	153	161
Total BMO net interest margin (excluding trading)	185	191	196	188	199
Total Canadian Retail***	256	255	251	255	253

*	Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.
**	Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin (nm - not meaningful).
***	Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

Provisions for Credit Losses

Q2 2015 vs Q2 2014

The total provision for credit losses (PCL) was $161 million, consistent with the prior year. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions increased by $12 million to $143 million due to higher provisions in both the commercial and consumer portfolios. U.S. P&C provisions of $18 million decreased by $34 million mainly due to lower commercial provisions. BMO Capital Markets provisions of $5 million increased by $9 million reflecting higher provisions compared with net recoveries in the prior year. Corporate Services recoveries of $6 million decreased by $13 million, due to lower reimbursements on FDIC covered loans.

Q2 2015 vs. Q1 2015

Total PCL was consistent with the prior quarter. Canadian P&C provisions increased by $11 million mainly due to higher provisions in the consumer portfolio. U.S. P&C provisions decreased by $22 million due to lower commercial and consumer provisions. BMO Capital Markets provisions were $4 million lower than the prior quarter. Corporate Services recoveries decreased by $14 million due to lower reimbursements on FDIC covered loans.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014
Canadian P&C	143	132	131	275	270
U.S. P&C	18	40	52	58	73
Personal and Commercial Banking	161	172	183	333	343
Wealth Management	1	2	2	3	1
BMO Capital Markets	5	9	(4)	14	(5)
Corporate Services, including T&O (1)	(6)	(20)	(19)	(26)	(78)
Provision for credit losses	161	163	162	324	261
(1)	Corporate Services results include purchased credit impaired loan recoveries of $26 million in Q2-2015 ($16 million after tax); $29 million in Q1-2015 ($18 million after tax); and $45 million in Q2-2014 ($28 million after tax).

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014
New specific provisions	318	307	348	625	706
Reversals of previously established allowances	(62)	(42)	(47)	(104)	(95)
Recoveries of loans previously written-off	(95)	(102)	(139)	(197)	(350)
Provision for credit losses	161	163	162	324	261
PCL as a % of average net loans and acceptances (annualized)	0.20	0.21	0.22	0.21	0.18

BMO Financial Group Second Quarter Report 2015 • 9

Impaired Loans

Total gross impaired loans (GIL) were $2,047 million at the end of the current quarter, down from $2,195 million in the first quarter of 2015 and $2,325 million a year ago.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $454 million, up from $424 million in the first quarter of 2015 and down from $509 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014

GIL, beginning of period	2,195	2,048	2,482	2,048	2,544
Classified as impaired during the period	454	424	509	878	1,151
Transferred to not impaired during the period	(153)	(115)	(244)	(268)	(398)
Net repayments	(177)	(143)	(185)	(320)	(631)
Amounts written-off	(178)	(173)	(149)	(351)	(352)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(22)	(13)	(63)	(35)	(65)
Foreign exchange and other movements	(72)	167	(25)	95	76
GIL, end of period	2,047	2,195	2,325	2,047	2,325
GIL as a % of gross loans and acceptances	0.65	0.69	0.79	0.65	0.79
(1)	GIL excludes purchased credit impaired loans.

For further discussion of risk management practices and key measures, see the Risk Management section.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities were $24 million, down $304 million from the second quarter a year ago and down $723 million from the prior quarter, mainly due to the decline in the fair value of investments backing our policy benefit liabilities due to higher long-term interest rates. The decline from both periods was largely offset in revenue.

Non-Interest Expense

Non-interest expense increased $518 million or 20% from the second quarter a year ago to $3,112 million including a $149 million charge taken in the quarter primarily due to restructuring to drive operational efficiencies. Adjusted non-interest expense increased $346 million or 13% to $2,912 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased by $231 million or 9%, due to the impact of the F&C acquisition which increased expenses by 4%, and higher employee-related expenses and increased technology and support costs related to a changing business and regulatory environment.

Reported non-interest expense increased by $106 million or 3% relative to the first quarter, and adjusted non-interest expense decreased by $41 million or 1%. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense decreased by $82 million or 3%, due to $87 million of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and the impact of three fewer days in the current quarter, partially offset by investments to support business growth.

Adjusted operating leverage was negative 0.4% year over year and positive 5.6% quarter over quarter on a basis that nets insurance claims, commissions and changes in policy benefit liabilities with insurance revenue and excludes both the impact of the stronger U.S. dollar and the F&C acquisition.

The adjusted efficiency ratio was 64.3% in the second quarter of 2015 compared to 58.8% in the second quarter of 2014. 320 basis points of the increase is due to the decline in insurance revenue.

Non-interest expense for the year to date increased $840 million or 16% to $6,118 million. Adjusted non-interest expense increased $646 million or 12% to $5,865 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased $432 million or 8%, due to the impact of the F&C acquisition which increased expenses by 4%, and higher employee-related expenses and increased technology and support costs related to a changing business and regulatory environment.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $230 million increased $21 million from the second quarter of 2014 and $91 million from the first quarter of 2015. The effective tax rate for the quarter was 18.8%, compared with 16.2% a year ago and 12.2% in the first quarter of 2015.

The adjusted provision for income taxes of $283 million increased $67 million from a year ago and $132 million from the first quarter of 2015. The adjusted effective tax rate was 19.8% in the current quarter, compared with 16.5% a year ago and 12.6% in the first quarter of 2015. The higher adjusted tax rate in the current quarter relative to the second quarter of 2014 and the first quarter of 2015 was primarily due to lower tax-exempt income. On a teb basis, the adjusted effective tax rate for the quarter was 25.0%, compared with 24.4% a year ago and 24.7% in the first quarter of 2015.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

10 • BMO Financial Group Second Quarter Report 2015

Capital Management

Second Quarter 2015 Regulatory Capital Review

BMO’s Basel III Common Equity Tier 1 (CET1) Ratio was 10.2 % at April 30, 2015.

The CET1 Ratio increased by approximately 10 basis points from 10.1% at the end of the first quarter due to lower risk-weighted assets (RWA), partially offset by a decrease in CET1 Capital. The CET1 Ratio increased by approximately 10 basis points from October 31, 2014, mainly due to higher CET1 Capital. The impact of foreign exchange movements on the CET1 Ratio was largely hedged, as outlined below.

CET1 Capital at April 30, 2015, was $23.6 billion, down $0.3 billion from January 31, 2015, mainly due to the impact of the weaker U.S. dollar on accumulated other comprehensive income (AOCI) and share repurchases during the quarter, partially offset by higher retained earnings. CET1 Capital was up $1.2 billion from October 31, 2014, mainly due to higher AOCI from a stronger U.S. dollar and higher retained earnings, partially offset by share repurchases.

RWA was $231 billion at April 30, 2015, down from $238 billion at January 31, 2015, largely due to foreign exchange movement and methodology changes, partially offset by business growth. RWA was up $9 billion from October 31, 2014, largely due to foreign exchange movement and business growth, partially offset by methodology changes.

The bank’s Tier 1 and Total Capital Ratios were 11.4 % and 13.5%, respectively, at April 30, 2015, compared with 11.4% and 13.4%, respectively, at January 31, 2015. These ratios are consistent with January 31, 2015, primarily due to the same factors that impacted the CET1 Ratio, described above, partially offset by the redemption of preferred shares. The Tier 1 and Total Capital Ratios were 12.0% and 14.3%, respectively, at October 31, 2014. These ratios are lower than October 31, 2014, mainly due to the redemption of capital trust securities and preferred shares.

BMO’s Basel III Leverage Ratio was 3.8% at April 30, 2015, unchanged from January 31, 2015.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may enter into hedging arrangements to reduce the impact of foreign exchange movements on its capital ratios. Any such activities could also impact our book value and return on equity.

Pages 64 to 69 and pages 95 to 100 of BMO’s 2014 Annual Report provide disclosure on Enterprise-Wide Capital Management and Liquidity and Funding Risk, including regulatory requirements impacting capital and liquidity.

Regulatory Developments

In August 2014, Finance Canada issued its consultative paper on a Canadian bank resolution framework that would apply to Canadian domestic systemically important banks (D-SIBs). The paper proposes to permit the conversion of all or a portion of eligible long-term senior debt into common shares of a bank in resolution at the discretion of regulators, and introduces a Higher Loss Absorbency (HLA) requirement of 17% to 23% of RWA to be met through the combination of regulatory capital and eligible long-term debt. In its budget on April 21, 2015, the government provided further details on the Canadian bail-in regime, stating that it would apply to unsecured, tradable, transferable senior debt with an original term to maturity of greater than or equal to 400 days and that all securities subject to bail-in would be convertible into common shares. The government did not provide further detail on the planned timing for implementation of the regime, or on the period of time for banks to transition to meet the new HLA ratio target.

In an effort to increase the comparability of capital requirements and to ensure minimum levels of capital across the banking system, the Basel Committee on Banking Supervision (BCBS) is considering various alternatives and possible capital rule changes. The December 2014 consultative paper proposing changes to the standardized approach for credit risk, as well as the fundamental review of the trading book are examples of such BCBS initiatives. Also during December, the BCBS issued a consultative paper proposing to replace the current Basel I transitional capital floor with capital floors based on the Basel II and Basel III standardized approaches. If such changes were implemented, they could have the effect of increasing the capital that we are required to hold.

As a bank holding company with total consolidated assets of US$50 billion or more, our U.S. subsidiary BMO Financial Corp. (BFC) was subject to the 2015 Comprehensive Capital Analysis and Review (CCAR) rules and processes, under which BFC participated in the annual stress testing and capital planning exercise conducted by the Board of Governors of the Federal Reserve System (FRB). In late March 2015, BFC received FRB’s decision to not object, on either a quantitative or a qualitative basis, to the capital plan submitted in January 2015.

Other Capital Developments

During the quarter, we purchased 3 million common shares under the bank’s normal course issuer bid (NCIB), for a total of 6 million shares year to date. The timing and amount of purchases under the program are subject to management discretion based on factors such as market conditions and capital adequacy. The bank will regularly consult with the Office of the Superintendent of Financial Institutions of Canada (OSFI) before making purchases under the bid.

During the quarter, 232,598 common shares were issued through the exercise of stock options.

On April 22, 2015, we redeemed all of our outstanding $500 million Subordinated Debentures, Series C Medium-Term Notes Second Tranche, at a redemption price of 100 per cent of the principal amount plus unpaid accrued interest to the redemption date.

On April 23, 2015, we announced our intention to redeem all of our Non-cumulative Perpetual Class B Preferred Shares Series 13 on May 25, 2015, at a redemption price of $25.25 per share plus all declared and unpaid dividends up to but excluding the date fixed for redemption.

On May 27, 2015, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.82 per common share, an increase of $0.02 per share or 2% from the preceding quarter and up $0.04 per share or 5% from a year ago.

BMO Financial Group Second Quarter Report 2015 • 11

The dividend is payable on August 26, 2015, to shareholders of record on August 3, 2015. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the shareholder dividend reinvestment and share purchase plan.

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions)	Q2-2015	Q1-2015	Q4-2014
Gross Common Equity (2)	33,276	34,277	31,273
Regulatory adjustments applied to Common Equity	(9,636)	(10,335)	(8,852)
Common Equity Tier 1 Capital (CET1)	23,640	23,942	22,421
Additional Tier 1 Eligible Capital (3)	3,197	3,546	4,539
Regulatory adjustments applied to Tier 1	(358)	(358)	(358)
Additional Tier 1 Capital (AT1)	2,839	3,188	4,181
Tier 1 Capital (T1 = CET1 + AT1)	26,479	27,130	26,602
Tier 2 Eligible Capital (4)	4,892	4,842	5,375
Regulatory adjustments applied to Tier 2	(50)	(50)	(50)
Tier 2 Capital (T2)	4,842	4,792	5,325
Total Capital (TC = T1 + T2)	31,321	31,922	31,927

Risk-weighted assets (5)
CET1 Capital risk-weighted assets	231,243	237,529	222,092
Tier 1 Capital risk-weighted assets	231,584	237,940	222,428
Total Capital risk-weighted assets	231,876	238,292	222,931

Capital Ratios (%)
CET1 Ratio	10.2	10.1	10.1
Tier 1 Capital Ratio	11.4	11.4	12.0
Total Capital Ratio	13.5	13.4	14.3
(1)	“All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments which no longer qualify as regulatory capital under Basel III rules will be phased out at a rate of 10% per year from January 1, 2013, and continuing to January 1, 2022.
(2)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(3)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.
(4)	Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.
(5)	Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 64%, 71% and 77% respectively, for Q2-2015 and Q1-2015 (57%, 65% and 77% respectively for Q4-2014) resulting in different RWA measures for each of the three tiers of regulatory capital.

Outstanding Shares and Securities Convertible into Common Shares Table 9

As at May 20, 2015	Number of shares or dollar amount (in millions)
Common shares	644

Class B Preferred shares
Series 13 (1)	$350
Series 14	$250
Series 15	$250
Series 16	$157
Series 17	$143
Series 25	$290
Series 27	$500
Series 29	$400
Series 31	$300

Medium-Term Notes
Series H (2)	$1,000

Stock options
– vested	7.6
– non-vested	5.3

(1)	The Series 13 Preferred Shares were redeemed on May 25, 2015.
(2)	Details on the Series H Medium-Term Notes, Tranche 1 are outlined in Note 17 to the audited consolidated financial statements on page 158 of BMO’s 2014 Annual Report.

Details on share capital are outlined in Note 11 to the unaudited interim consolidated financial statements and Note 20 to the audited annual consolidated financial statements on page 161 of BMO’s 2014 Annual Report.

Caution

The foregoing Capital Management sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

12 • BMO Financial Group Second Quarter Report 2015

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2015.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to more accurately align with current experience. Results for prior periods are restated to conform to the current presentation.

Corporate Services results reflect certain items in respect of the purchased loan portfolio, including the recognition of a portion of the credit mark that is reflected in net interest income over the term of the purchased loans and provisions and recoveries of credit losses on the purchased portfolio. Restructuring costs are also included in Corporate Services.

Commencing in the first quarter of 2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb). Like many banks, we analyze revenue on a teb basis at the operating group level. This basis includes an adjustment that increases GAAP revenue and the GAAP provision for income taxes by an amount that would raise revenue on certain tax-exempt items to a level equivalent to amounts that would incur tax at the statutory rate. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions. The teb adjustments for the second quarter of 2015 totalled $100 million, down from $190 million in the first quarter of 2015 and $138 million in the second quarter of 2014.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014
Net interest income (teb)	1,878	1,898	1,764	3,776	3,565
Non-interest revenue	605	589	560	1,194	1,110
Total revenue (teb)	2,483	2,487	2,324	4,970	4,675
Provision for credit losses	161	172	183	333	343
Non-interest expense	1,391	1,395	1,280	2,786	2,593
Income before income taxes	931	920	861	1,851	1,739
Provision for income taxes (teb)	239	226	224	465	450
Reported net income	692	694	637	1,386	1,289
Amortization of acquisition-related intangible assets (1)	14	14	14	28	28
Adjusted net income	706	708	651	1,414	1,317
Net income growth (%)	8.6	6.5	11.0	7.5	7.2
Adjusted net income growth (%)	8.4	6.3	10.6	7.4	6.8
Revenue growth (%)	6.8	5.8	5.7	6.3	5.1
Non-interest expense growth (%)	8.6	6.2	4.6	7.4	5.5
Adjusted non-interest expense growth (%)	8.8	6.5	4.9	7.6	5.7
Return on equity (%)	15.6	15.7	16.2	15.6	16.3
Adjusted return on equity (%)	15.9	16.0	16.6	16.0	16.7
Operating leverage (%) (teb)	(1.8)	(0.4)	1.1	(1.1)	(0.4)
Adjusted operating leverage (%) (teb)	(2.0)	(0.7)	0.8	(1.3)	(0.6)
Efficiency ratio (%) (teb)	56.0	56.1	55.1	56.1	55.5
Adjusted efficiency ratio (%) (teb)	55.3	55.4	54.3	55.3	54.6
Net interest margin on average earning assets (%) (teb)	2.86	2.84	2.88	2.85	2.90
Average earning assets	268,950	265,408	250,881	267,150	247,895
Average current loans and acceptances	265,165	261,126	247,387	263,112	244,742
Average deposits	207,511	204,818	188,266	206,142	187,311

(1)	Before tax amounts of: $18 million in Q2-2015, Q1-2015 and Q2-2014; $36 million for YTD-2015; and $38 million for YTD-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). These operating segments are reviewed separately in the sections that follow.

BMO Financial Group Second Quarter Report 2015 • 13

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014
Net interest income	1,194	1,217	1,152	2,411	2,348
Non-interest revenue	411	411	386	822	768
Total revenue	1,605	1,628	1,538	3,233	3,116
Provision for credit losses	143	132	131	275	270
Non-interest expense	813	835	765	1,648	1,555
Income before income taxes	649	661	642	1,310	1,291
Provision for income taxes	163	159	162	322	326
Reported net income	486	502	480	988	965
Amortization of acquisition-related intangible assets (1)	1	1	1	2	2
Adjusted net income	487	503	481	990	967
Personal revenue	1,071	1,078	1,021	2,149	2,069
Commercial revenue	534	550	517	1,084	1,047
Net income growth (%)	1.3	3.6	13.8	2.5	11.1
Revenue growth (%)	4.4	3.1	5.8	3.8	6.2
Non-interest expense growth (%)	6.2	5.6	2.7	5.9	3.2
Operating leverage (%)	(1.8)	(2.5)	3.1	(2.1)	3.0
Efficiency ratio (%)	50.6	51.3	49.8	51.0	49.9
Net interest margin on average earning assets (%)	2.61	2.58	2.59	2.59	2.61
Average earning assets	187,778	187,185	182,323	187,477	181,474
Average current loans and acceptances	192,510	191,744	186,631	192,120	185,796
Average deposits	131,213	131,441	122,942	131,329	122,698
(1)	Before tax amounts of: $1 million in Q2-2015, Q1-2015 and Q2-2014; and $2 million for YTD-2015 and YTD-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2015 vs Q2 2014

Canadian P&C net income of $486 million increased $6 million or 1% from a year ago. Revenue increased $67 million or 4% from the prior year due to higher balances across most products and increased non-interest revenue in our personal business. Net interest margin was 2.61%, up 2 basis points driven mainly by improved loan spreads.

In our personal banking business, revenue increased $50 million due to the impact of higher balances and volumes and higher loan spreads.

In our commercial banking business, revenue increased $17 million mainly due to the impact of higher balances across most products.

Provisions for credit losses increased $12 million or 9% due to higher provisions in both the commercial and consumer portfolios. Non-interest expense increased $48 million or 6% reflecting investments to support business growth, as well as higher costs associated with a changing business and regulatory environment.

Average current loans and acceptances increased $5.9 billion or 3% from a year ago. Total personal loan balances (excluding retail cards) increased 2% and commercial loan balances (excluding corporate cards) grew 6%. Deposits increased $8.3 billion or 7% from the prior year. Personal deposit balances increased 6% mainly due to growth in term deposits and chequing accounts, while commercial deposit balances grew 8%.

Q2 2015 vs Q1 2015

Net income declined by $16 million from the prior quarter primarily due to three fewer days in the quarter. Revenue declined by $23 million or 1% as the impact of fewer days was partially offset by higher net interest margin. Net interest margin improved by 3 basis points mainly as a result of improved loan spreads.

Personal revenue declined $7 million mainly due to fewer days, partially offset by higher loan spreads. Commercial revenue decreased $16 million mainly due to fewer days.

Provisions for credit losses increased $11 million from the prior quarter mainly due to higher provisions in the consumer portfolio. Non-interest expense decreased $22 million or 3% reflecting the impact of fewer days and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average current loans and acceptances increased $0.8 billion compared to the prior quarter while deposits decreased $0.2 billion as a result of seasonal declines in our commercial business.

Q2 YTD 2015 vs Q2 YTD 2014

Net income increased $23 million or 2% year to date. Revenue increased $117 million or 4% due to higher balances and volumes across most products.

Provisions for credit losses increased $5 million as higher provisions in the consumer portfolio were partially offset by lower provisions in the commercial portfolio. Non-interest expense increased $93 million or 6% mainly due to investments to support business growth and higher costs associated with a changing business and regulatory environment.

Average current loans and acceptances increased $6.3 billion or 3%, while deposits increased $8.6 billion or 7%.

14 • BMO Financial Group Second Quarter Report 2015

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014
Net interest income (teb)	551	571	556	1,122	1,115
Non-interest revenue	156	149	158	305	313
Total revenue (teb)	707	720	714	1,427	1,428
Provision for credit losses	14	33	48	47	68
Non-interest expense	466	470	467	936	950
Income before income taxes	227	217	199	444	410
Provision for income taxes (teb)	61	56	57	117	114
Reported net income	166	161	142	327	296
Amortization of acquisition-related intangible assets (1)	10	11	12	21	24
Adjusted net income	176	172	154	348	320
Net income growth (%)	16.5	4.5	(4.8)	10.3	(10.8)
Adjusted net income growth (%)	14.4	3.3	(5.5)	8.7	(11.2)
Revenue growth (%)	(0.8)	0.8	(2.6)	-	(5.0)
Non-interest expense growth (%)	(0.2)	(2.8)	(0.5)	(1.5)	0.5
Adjusted non-interest expense growth (%)	0.4	(2.1)	0.2	(0.9)	1.4
Operating leverage (%) (teb)	(0.6)	3.6	(2.1)	1.5	(5.5)
Adjusted operating leverage (%) (teb)	(1.2)	2.9	(2.8)	0.9	(6.4)
Efficiency ratio (%) (teb)	65.9	65.2	65.5	65.5	66.6
Adjusted efficiency ratio (%) (teb)	63.9	63.2	63.2	63.6	64.2
Net interest margin on average earning assets (%) (teb)	3.46	3.45	3.66	3.46	3.70
Average earning assets	65,403	65,606	62,164	65,506	60,845
Average current loans and acceptances	58,540	58,185	55,089	58,360	53,999
Average deposits	61,474	61,548	59,232	61,512	59,212
(Canadian $ equivalent in millions)
Net interest income (teb)	684	681	612	1,365	1,217
Non-interest revenue	194	178	174	372	342
Total revenue (teb)	878	859	786	1,737	1,559
Provision for credit losses	18	40	52	58	73
Non-interest expense	578	560	515	1,138	1,038
Income before income taxes	282	259	219	541	448
Provision for income taxes (teb)	76	67	62	143	124
Reported net Income	206	192	157	398	324
Adjusted net income	219	205	170	424	350
Average earning assets	81,172	78,223	68,558	79,673	66,421
Average current loans and acceptances	72,655	69,382	60,756	70,992	58,946
Average deposits	76,298	73,377	65,324	74,813	64,613
(1)	Before tax amounts of: $14 million in Q2-2015 and Q1-2015; $16 million in Q2-2014; $28 million for YTD-2015; and $34 million for YTD-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2015 vs Q2 2014

Net income of $206 million increased $49 million or 31%. Adjusted net income of $219 million increased $49 million or 29%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income of $166 million increased $24 million or 16% from a year ago. Adjusted net income of $176 million increased $22 million or 14%, driven by lower provisions for credit losses.

Revenue of $707 million modestly decreased $7 million or 1% from the prior year as higher loan and deposit volume growth and mortgage banking revenue was more than offset by lower net interest margin and other fee revenue. Net interest margin decreased by 20 basis points to 3.46%, primarily driven by a decline in loan spreads due to competitive pricing and changes in mix, including loans growing faster than deposits.

Provisions for credit losses were $14 million, down $34 million mainly due to lower commercial provisions. Non-interest expense of $466 million and adjusted non-interest expense of $452 million were relatively unchanged due to disciplined expense management.

Average current loans and acceptances increased $3.5 billion or 6% from the prior year to $58.5 billion. Commercial loan balances grew $4.4 billion or 14% to $35.3 billion, mainly due to core C&I loan growth of $4.5 billion or 17% from a year ago to $30.9 billion. In addition, our indirect auto and commercial real estate loans grew 2% and 11%, respectively.

Average deposits of $61.5 billion increased $2.2 billion or 4% from the prior year. Continued deposit growth in our commercial deposits and personal chequing volume was partially offset by declines in higher-cost time deposit balances.

Q2 2015 vs Q1 2015

Net income increased $14 million or 8%, and adjusted net income increased $14 million or 7%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income increased $5 million or 4%, and adjusted net income increased $4 million or 3% from the prior quarter, primarily driven by lower provisions for credit losses, partly offset by the impact of three fewer days in the current quarter.

Revenue decreased $13 million or 2% from the prior quarter as the benefits from higher mortgage banking revenue were more than offset by fewer days. Net interest margin was relatively stable due to the benefit of a decline in low spread assets, partially offset by a continued decline in loan spreads as a result of competitive pressures.

Provisions for credit losses decreased by $19 million due to lower commercial and consumer provisions. Non-interest expense and adjusted non-interest expense each decreased $4 million mainly due to lower employee-related costs, including the impact of fewer days

BMO Financial Group Second Quarter Report 2015 • 15

and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year, partly offset by investments to support business growth.

Average current loans and acceptances increased by $0.4 billion or 1% from the prior quarter, due mainly to core C&I loan volume growth. Average deposits remained stable, as growth in personal chequing volumes was offset by declines in commercial deposits.

Q2 YTD 2015 vs Q2 YTD 2014

Net income increased $74 million or 23%, and adjusted net income increased $74 million or 21%. All amounts in the remainder of this section are on a U.S. dollar basis.

Net income increased $31 million or 10% and adjusted net income increased $28 million or 9%, primarily driven by lower provisions for credit losses and lower expenses, as revenue remained stable.

Revenue of $1,427 million was consistent with the prior year due to strong commercial loan growth and higher mortgage banking revenue, offset by a decline in net interest margin and lower other fee revenue. Net interest margin decreased by 24 basis points to 3.46%, largely driven by competitive loan pricing, changes in mix including loans growing faster than deposits and a low-rate environment.

Provisions for credit losses of $47 million decreased $21 million due to lower commercial provisions. Non-interest expense of $936 million decreased $14 million or 2%. Adjusted non-interest expense of $908 million decreased $8 million or 1%, due to disciplined expense management.

Average current loans and acceptances of $58.4 billion increased $4.4 billion or 8% from the prior year, while deposits of $61.5 billion increased $2.3 billion or 4%.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

16 • BMO Financial Group Second Quarter Report 2015

Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014
Net interest income	150	160	135	310	275
Non-interest revenue (1)	1,038	1,622	1,072	2,660	2,155
Total revenue (1)	1,188	1,782	1,207	2,970	2,430
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	24	747	328	771	685
Revenue, net of CCPB	1,164	1,035	879	2,199	1,745
Provision for credit losses	1	2	2	3	1
Non-interest expense	836	828	631	1,664	1,276
Income before income taxes	327	205	246	532	468
Provision for income taxes	89	46	54	135	102
Reported net income	238	159	192	397	366
Acquisition integration costs (2)	10	10	-	20	-
Amortization of acquisition-related intangible assets (3)	17	17	6	34	14
Adjusted net income	265	186	198	451	380
Net income growth (%)	24.0	(8.7)	38.3	8.5	21.7
Adjusted net income growth (%)	33.9	2.3	35.9	18.8	21.0
Revenue growth (%) (1)	(1.5)	45.6	9.0	22.2	19.1
Revenue growth, net of CCPB	32.5	19.3	15.1	26.0	13.2
Non-interest expense growth (%)	32.6	28.3	7.2	30.4	10.0
Adjusted non-interest expense growth (%)	29.1	24.9	7.4	27.0	10.0
Return on equity (%)	17.0	11.5	23.7	14.3	22.1
Adjusted return on equity (%)	19.0	13.4	24.4	16.2	23.0
Operating leverage (%) (1)	(34.1)	17.3	1.8	(8.2)	9.1
Adjusted operating leverage, net of CCPB (%)	3.4	(5.6)	7.7	(1.0)	3.2
Efficiency ratio (%) (1)	70.4	46.5	52.3	56.0	52.5
Adjusted efficiency ratio, net of CCPB (%)	69.0	76.7	70.8	72.6	72.0
Net interest margin on average earning assets (%)	2.60	2.78	2.64	2.69	2.68
Average earning assets	23,596	22,780	20,876	23,181	20,651
Average current loans and acceptances	14,151	13,805	12,804	13,976	12,680
Average deposits	27,308	26,595	24,755	26,946	24,987
U.S. Select Financial Data (US$ in millions)
Total revenue	185	185	176	370	354
Non-interest expense	163	169	148	332	305
Reported net income	15	12	19	27	36
Adjusted net income	20	17	24	37	46
Average earning assets	3,196	3,186	2,970	3,191	2,952
Average current loans and acceptances	2,901	2,829	2,592	2,864	2,559
Average deposits	6,110	6,296	5,666	6,205	5,766
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities (CCPB) are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.
(2)	Acquisition integration costs related to F&C of $11 million in Q2-2015; $13 million in Q1-2015; and $24 million for YTD-2015 are included in non-interest expense.
(3)	Before tax amounts of: $22 million in each Q2-2015 and Q1-2015; $9 million in Q2-2014; $44 million for YTD-2015; and $19 million for YTD-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2015 vs Q2 2014

Net income of $238 million increased $46 million or 24% from a year ago. Adjusted net income of $265 million increased $67 million or 34% from a year ago. Adjusted net income in traditional wealth of $169 million increased $32 million or 23% with good organic growth as well as growth from the acquired F&C business. Adjusted net income in insurance was $96 million, up $35 million from a year ago primarily due the impact of favourable movements in long-term interest rates relative to a year ago and benefits from changes in our investment portfolio to improve asset-liability management.

Revenue was $1,188 million compared to $1,207 million a year ago. Wealth Management revenue growth was 33% on a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) with insurance revenue. Revenue in traditional wealth of $998 million, increased $221 million or 29% due to the benefit from the acquired F&C business and higher fee-based revenue from strong growth in client assets. Insurance revenue, net of CCPB was $166 million, up $64 million or 63% due to the factors mentioned above. The stronger U.S. dollar increased revenue by $25 million.

Non-interest expense was $836 million, up $205 million or 33% from a year ago. Adjusted non-interest expense was $803 million, up $181 million or 29% mainly due to the impact of the F&C acquisition, higher revenue-based costs, the impact of the stronger U.S. dollar and higher costs associated with a changing business and regulatory environment. The stronger U.S. dollar increased adjusted expenses by $22 million.

Assets under management and administration grew by $221 billion or 36% from a year ago to $833 billion, with the acquired F&C business contributing $137 billion to the increase. Excluding F&C, assets under management and administration grew by 14%, driven by the stronger U.S. dollar, market appreciation and growth in new client assets.

BMO Financial Group Second Quarter Report 2015 • 17

Q2 2015 vs Q1 2015

Net income of $238 million increased $79 million from the prior quarter. Adjusted net income of $265 million increased $79 million or 43% from the prior quarter. Adjusted net income in traditional wealth increased $14 million or 9% due to good organic growth. Adjusted net income in insurance increased $65 million due to favourable movements in long-term interest rates relative to the prior quarter.

Wealth Management revenue increased 12% on a basis that nets CCPB with insurance revenue. Revenue in traditional wealth increased $32 million or 3% despite three fewer days in the current quarter, reflecting higher fee-based revenue from growth in client assets. Insurance revenue, net of CCPB, increased $97 million or 141% primarily due to the interest rate impact discussed above. The stronger U.S. dollar increased revenue by $9 million.

Non-interest expense increased $8 million from the prior quarter. Adjusted non-interest expense increased $10 million. Excluding the impact of the stronger U.S. dollar, adjusted non-interest expense increased $2 million, as higher revenue-based and other costs in the current quarter were mostly offset by the impact of stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and fewer days.

Assets under management and administration decreased by $19 billion due to unfavourable foreign exchange movements offset in part by market appreciation.

Q2 YTD 2015 vs Q2 YTD 2014

Net income was $397 million, up $31 million or 8% from a year ago. Adjusted net income was $451 million, up $71 million or 19%. Adjusted net income in traditional wealth was $324 million, up $65 million or 25% due to good organic growth as well as growth from the acquired F&C business. Adjusted net income in insurance was $127 million up $6 million or 5%.

Revenue was $2,199 million, up $454 million or 26% on a basis that nets CCPB with insurance revenue. Revenue in traditional wealth was $1,964 million, up $419 million or 27% due to the benefit from the acquired F&C business and higher fee-based revenue from strong growth in client assets. Insurance revenue, net of CCPB, was $235 million, up $35 million or 17% due to the factors mentioned above. The stronger U.S. dollar increased revenue by $46 million.

Non-interest expense was $1,664 million, an increase of $388 million or 30%. Adjusted non-interest expense of $1,596 million, increased $339 million or 27% mainly due to the impact of the F&C acquisition, higher revenue-based costs, higher costs associated with a changing business and regulatory environment and the impact of the stronger U.S. dollar. The stronger U.S. dollar increased adjusted expenses by $40 million.

Adjusted results in this Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

18 • BMO Financial Group Second Quarter Report 2015

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014

Net interest income (teb)	274	388	327	662	587
Non-interest revenue	738	533	624	1,271	1,337
Total revenue (teb)	1,012	921	951	1,933	1,924
Provision for (recovery of) credit losses	5	9	(4)	14	(5)
Non-interest expense	617	623	581	1,240	1,189
Income before income taxes	390	289	374	679	740
Provision for income taxes (teb)	94	68	69	162	159
Reported net income	296	221	305	517	581
Amortization of acquisition-related intangible assets (1)	-	-	1	-	1
Adjusted net income	296	221	306	517	582
Trading Products revenue	660	569	599	1,229	1,190
Investment and Corporate Banking revenue	352	352	352	704	734
Net income growth (%)	(2.7)	(20.1)	17.4	(11.0)	4.3
Revenue growth (%)	6.3	(5.2)	13.8	0.5	11.2
Non-interest expense growth (%)	6.1	2.5	13.5	4.3	14.9
Return on equity (%)	17.9	13.7	20.7	15.8	19.7
Operating leverage (%) (teb)	0.2	(7.7)	0.3	(3.8)	(3.7)
Efficiency ratio (%) (teb)	60.9	67.6	61.0	64.1	61.8
Net interest margin on average earning assets (%) (teb)	0.48	0.65	0.59	0.57	0.54
Average earning assets	235,156	237,186	226,120	236,188	220,935
Average assets	289,891	287,666	264,036	288,760	259,014
Average current loans and acceptances	36,068	34,526	30,367	35,284	29,074
Average deposits	136,372	138,979	137,172	137,697	133,828
U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	297	265	287	562	629
Non-interest expense	221	220	221	441	447
Reported net income	51	29	59	80	145
Average earning assets	74,226	76,161	81,511	75,209	78,019
Average assets	83,504	85,228	90,929	84,380	87,837
Average current loans and acceptances	10,455	10,184	9,540	10,317	9,262
Average deposits	54,394	58,603	60,348	56,533	57,645
(1)	Before tax amounts of: $nil in each of Q2-2015 and Q1-2015; $1 million in Q2-2014; $nil for YTD-2015; and $2 million for YTD-2014 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2015 vs Q2 2014

Net income of $296 million decreased $9 million or 3% from a year ago as higher revenue was offset by the impact of a less favourable tax rate. Return on equity of 17.9% was down from 20.7% in the prior year, largely due to higher allocated capital.

Revenue increased $61 million or 6% from the prior year. There was improved client activity in Trading Products, while Investment and Corporate Banking revenue was consistent with the prior year. The stronger U.S. dollar increased revenue by $43 million or 4%.

Provisions for credit losses increased $9 million reflecting higher provisions compared with net recoveries in the prior year. Non-interest expense increased $36 million or 6% from the prior year. Excluding the impact of the stronger U.S. dollar, non-interest expense increased $6 million or 1%.

Q2 2015 vs Q1 2015

Net income increased $75 million or 34% from the prior quarter driven by significantly higher revenues from Trading Products and lower employee-related expenses.

Revenue increased $91 million or 10% driven by higher revenues from Trading Products and the impact of a negative credit and funding valuation adjustment in the prior quarter. Investment and Corporate Banking revenue was unchanged from the prior quarter. The stronger U.S. dollar increased revenue by $43 million or 5%.

Provisions for credit losses were $4 million lower than the prior quarter. Non-interest expense decreased $6 million or 1%. Excluding the impact of the stronger U.S. dollar, non-interest expense decreased $17 million or 3% primarily due to stock-based compensation for employees eligible to retire which is expensed in the first quarter of each year.

Q2 YTD 2015 vs Q2 YTD 2014

Net income of $517 million decreased $64 million or 11% from the prior year due to lower source currency revenue and higher provisions for credit losses.

Revenue increased $9 million. Revenues from Trading Products increased, partially offset by a negative credit and funding valuation adjustment in the first quarter. Revenue decreased in our Investment and Corporate Banking business due to lower net securities gains and lower investment banking client activity, which more than offset higher corporate banking revenue. The stronger U.S. dollar increased revenue by $62 million or 3%.

Provisions for credit losses were $19 million higher due to higher provisions compared with net recoveries in the prior year. Non-interest expense increased $51 million or 4% due to the impact of the stronger U.S. dollar.

BMO Financial Group Second Quarter Report 2015 • 19

Corporate Services, Including Technology and Operations	Table 15

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q2-2014	YTD-2015	YTD-2014
Net interest income before group teb offset	(90)	(37)	(25)	(127)	(28)
Group teb offset	(100)	(190)	(138)	(290)	(223)
Net interest income (teb)	(190)	(227)	(163)	(417)	(251)
Non-interest revenue	33	92	50	125	70
Total revenue (teb)	(157)	(135)	(113)	(292)	(181)
Recovery of credit losses	(6)	(20)	(19)	(26)	(78)
Non-interest expense	268	160	102	428	220
Loss before income taxes	(419)	(275)	(196)	(694)	(323)
Recovery of income taxes (teb)	(192)	(201)	(138)	(393)	(224)
Reported net loss	(227)	(74)	(58)	(301)	(99)
Restructuring costs (1)	106	-	-	106	-
Adjusted net loss	(121)	(74)	(58)	(195)	(99)

Corporate Services Provision for (Recovery of) Credit Losses
Impaired real estate loans	18	5	(3)	23	11
Interest on impaired loans	5	4	8	9	18
Purchased credit impaired loans	(26)	(29)	(45)	(55)	(162)
Purchased performing loans	(3)	-	21	(3)	55
Recovery of credit losses, reported basis	(6)	(20)	(19)	(26)	(78)
Average loans and acceptances	261	300	487	281	525
Period-end loans and acceptances	206	256	399	206	399

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(75)	(43)	(18)	(118)	(41)
Recovery of credit losses	(33)	(1)	(23)	(34)	(71)
Non-interest expense	43	46	50	89	62
Recovery of income taxes (teb)	(44)	(46)	(27)	(90)	(30)
Reported net loss	(41)	(42)	(18)	(83)	(2)
Adjusted total revenue (teb)	(75)	(43)	(18)	(118)	(41)
Adjusted recovery of credit losses	(4)	(18)	(18)	(22)	(75)
Adjusted non-interest expense	2	46	50	48	62
Adjusted net loss	(33)	(31)	(21)	(64)	-
(1)	Primarily due to restructuring to drive operational efficiencies. Also includes the settlement of a legacy legal matter from an acquired entity. Before tax amount of $149 million included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and sourcing for BMO Financial Group.

The costs of providing these Corporate Unit and T&O services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), and only relatively minor amounts are retained in Corporate Services results. As such, Corporate Services adjusted operating results largely reflect the impact of certain asset-liability management activities, the elimination of taxable equivalent adjustments, the results from certain impaired real estate secured assets and purchased loan accounting impacts.

Financial Performance Review

Q2 2015 vs Q2 2014

Corporate Services reported net loss for the second quarter of 2015 was $227 million, compared with a reported net loss of $58 million a year ago. The current quarter included a $106 million charge primarily due to restructuring to drive operational efficiencies. The charge also includes the settlement of a legacy legal matter from an acquired entity. Corporate Services adjusted net loss for the second quarter of 2015 was $121 million, compared with an adjusted net loss of $58 million a year ago. Excluding the impact of the group teb adjustment on revenue and taxes, results were lower due to lower revenue on the purchased performing portfolio, lower recoveries on purchased credit impaired loans and higher regulatory and employee expenses.

Q2 2015 vs Q1 2015

Corporate Services adjusted net loss for the second quarter of 2015 was $121 million, compared with an adjusted net loss of $74 million in the first quarter of 2015. Results were lower primarily due to lower treasury-related revenue and lower revenue on the purchased performing portfolio, partially offset by lower expenses, excluding the impact of the group teb adjustment.

Q2 YTD 2015 vs Q2 YTD 2014

Corporate Services adjusted net loss for the year to date was $195 million, compared with an adjusted net loss of $99 million a year ago. Results were lower primarily due to lower revenues, higher regulatory expenses and lower recoveries on the purchased credit impaired loan portfolio, excluding the impact of the group teb adjustment

20 • BMO Financial Group Second Quarter Report 2015

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q2-2015	Q1-2015	Q4-2014	Q3-2014	Q2-2014	Q1-2014	Q4-2013	Q3-2013
Total revenue (1)	4,526	5,055	4,640	4,735	4,369	4,479	4,319	4,088
Insurance claims, commissions and changes in policy benefit liabilities (CCPB) (1)	24	747	300	520	328	357	181	88
Revenue, net of CCPB	4,502	4,308	4,340	4,215	4,041	4,122	4,138	4,000
Provision for credit losses – specific (see below)	161	163	170	130	162	99	189	56
Provision for credit losses – collective	-	-	-	-	-	-	-	20
Non-interest expense	3,112	3,006	2,887	2,756	2,594	2,684	2,580	2,526
Income before income taxes	1,229	1,139	1,283	1,329	1,285	1,339	1,369	1,398
Provision for income taxes	230	139	213	203	209	278	295	275
Reported net income (see below)	999	1,000	1,070	1,126	1,076	1,061	1,074	1,123
Adjusted net income (see below)	1,146	1,041	1,111	1,162	1,097	1,083	1,088	1,122
Basic earnings per share ($)	1.49	1.47	1.57	1.68	1.61	1.58	1.60	1.67
Diluted earnings per share ($)	1.49	1.46	1.56	1.67	1.60	1.58	1.60	1.66
Adjusted diluted earnings per share ($)	1.71	1.53	1.63	1.73	1.63	1.61	1.62	1.66
Net interest margin on average earning assets (%)	1.51	1.55	1.60	1.58	1.59	1.62	1.69	1.78
Adjusted net interest margin on average earning assets (%)	1.51	1.55	1.60	1.58	1.59	1.62	1.60	1.65
Effective income tax rate (%)	18.8	12.2	16.6	15.3	16.2	20.8	21.6	19.7
Adjusted effective income tax rate (%)	19.8	12.6	16.8	15.6	16.5	20.9	21.5	19.2
Canadian/U.S. dollar exchange rate (average)	1.24	1.19	1.11	1.08	1.10	1.08	1.04	1.04

Provision for credit losses – specific
Canadian P&C	143	132	129	129	131	139	164	122
U.S. P&C	18	40	47	57	52	21	98	43
Personal and Commercial Banking	161	172	176	186	183	160	262	165
Wealth Management	1	2	(1)	(3)	2	(1)	1	(1)
BMO Capital Markets	5	9	(7)	(6)	(4)	(1)	(17)	2
Corporate Services, including T&O	(6)	(20)	2	(47)	(19)	(59)	(57)	(110)
BMO Financial Group provision for credit losses – specific	161	163	170	130	162	99	189	56

Operating group reported net income:
Canadian P&C	486	502	526	525	480	485	458	486
U.S. P&C	206	192	169	161	157	167	104	152
Personal and Commercial Banking	692	694	695	686	637	652	562	638
Wealth Management	238	159	225	189	192	174	310	216
BMO Capital Markets	296	221	191	305	305	276	216	267
Corporate Services, including T&O	(227)	(74)	(41)	(54)	(58)	(41)	(14)	2
BMO Financial Group net income	999	1,000	1,070	1,126	1,076	1,061	1,074	1,123

Operating group adjusted net income:
Canadian P&C	487	503	527	526	481	486	460	488
U.S. P&C	219	205	182	174	170	180	117	165
Personal and Commercial Banking	706	708	709	700	651	666	577	653
Wealth Management	265	186	252	211	198	182	317	223
BMO Capital Markets	296	221	191	305	306	276	217	268
Corporate Services, including T&O	(121)	(74)	(41)	(54)	(58)	(41)	(23)	(22)
BMO Financial Group adjusted net income	1,146	1,041	1,111	1,162	1,097	1,083	1,088	1,122
(1)	Commencing in Q1-2015, insurance claims, commissions and changes in policy benefit liabilities are reported separately. They were previously reported as a reduction in insurance revenue in non-interest revenue. Prior period amounts and ratios have been reclassified.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 58 and 59 of BMO’s 2014 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Table 16 outlines summary results for the third quarter of fiscal 2013 through the second quarter of fiscal 2015. The table reflects changes in IFRS that are outlined in Note 1 to the unaudited interim consolidated financial statements and Note 1 to the audited annual consolidated financial statements on page 128 of BMO’s 2014 Annual Report.

Periodically, certain business lines and units within the business lines are transferred between client operating groups to more closely align BMO’s organizational structure and its strategic priorities. Comparative figures have been restated to conform to the current presentation.

Canadian P&C

Canadian P&C net income continues to grow, driven by revenue growth that has exceeded 4% in five of the last six quarters. Over that period, revenue growth has been driven by higher balances and volumes, with relatively stable net interest margins. Deposit growth has been strong, while loan growth has slowed in recent quarters. Expenses have grown as a result of investments to support business growth, as well as higher costs associated with a changing business and regulatory environment. Provisions for credit losses have remained relatively low and consistent over the past eight quarters.

U.S. P&C

Results have been improving since the second quarter of 2014 due to improved revenue growth, primarily driven by strong commercial loan growth and net interest margin has generally declined primarily due to lower loan spreads as a result of competitive pricing and

BMO Financial Group Second Quarter Report 2015 • 21

changes in mix. Provisions for credit losses have remained relatively consistent over that time with a decline in the second quarter of 2015 due to higher recoveries.

Wealth Management

Wealth Management operating results grew significantly in 2014. Traditional wealth operating results have benefited from the acquired F&C business in the second half of 2014 and the first half of 2015, as well as good organic growth in client assets. Excluding a large security gain in the fourth quarter of 2013, traditional wealth recorded double-digit revenue growth for the past eight quarters. The fourth quarter of 2014 includes costs related to the settlement of a legal matter.

Quarterly results in the insurance businesses have been subject to variability, resulting primarily from changes in long-term interest rates and methodology and actuarial assumptions changes.

BMO Capital Markets

BMO Capital Markets delivered good performance in the first three quarters of 2014, leveraging our consistent and diversified strategy, and benefiting from favourable market conditions. In the fourth quarter of 2014 and the first quarter of 2015, we experienced slower activity and were unfavourably affected by credit and funding valuation adjustments. The current quarter reflects improvement to revenue performance, particularly in our Trading Products business.

Provisions for Credit Losses

BMO’s PCL measured as a percentage of loans and acceptances has been declining since 2012 with some quarter-to-quarter variability.

Corporate Services

Adjusted quarterly net income can vary from quarter to quarter but has generally decreased since the second quarter of 2013 due to reduced benefits from purchased loan portfolios.

Foreign Exchange

Fluctuations in exchange rates in 2013 were subdued. The U.S. dollar strengthened significantly in 2014, with the exception of a slight weakening in the third quarter of 2014 and continued to strengthen in the first quarter of 2015 followed by weakening in the second quarter. A stronger U.S. dollar increases the translated value of U.S.-dollar-denominated revenues, expenses, provisions for (recoveries of) credit losses, income taxes and net income.

Provision for Income Taxes

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes, the level of tax exempt income and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $633.3 billion at April 30, 2015, increased $44.6 billion from October 31, 2014, including a $17.4 billion increase as a result of a stronger U.S. dollar excluding the impact on derivative financial assets. Derivative financial assets increased $7.2 billion and derivative financial liabilities increased $10.6 billion, primarily due to the increase in the fair value of interest rate and foreign exchange contracts resulting from the decline in interest rates and the strengthening U.S. dollar, respectively, in the first half of the year.

The following discussion excludes changes due to the stronger U.S. dollar. Cash and cash equivalents and interest bearing deposits with banks increased $9.3 billion primarily due to increased balances held with central banks. Securities borrowed or purchased under resale agreements increased $8.6 billion driven by increased client activity. Net loans and acceptances increased $5.9 billion primarily due to loans to businesses and governments in the operating groups. Securities decreased by $4.2 billion primarily due to lower trading securities.

Liabilities increased $43.6 billion from October 31, 2014, including a $17.1 billion increase as a result of the stronger U.S. dollar excluding the impact on derivative financial liabilities, and an increase in derivative financial liabilities of $10.6 billion as discussed above.

The following discussion excludes changes due to the stronger U.S. dollar. Deposits increased $16.7 billion driven by a $9.3 billion increase in deposits by banks and a $5.4 billion increase in business and government deposits reflecting higher levels of wholesale and customer deposits and a $1.9 billion increase in deposits by individuals.

Total equity increased $1.0 billion from October 31, 2014. Total shareholders’ equity increased $1.6 billion, partly offset by a decrease in non-controlling interest in subsidiaries of $0.6 billion. Total shareholders’ equity increased primarily due to the increase in accumulated other comprehensive income. Accumulated other comprehensive income on translation of net foreign operations increased $1.3 billion net of hedging impacts primarily due to the strengthening U.S. dollar, and accumulated other comprehensive income on cash flow hedges increased $0.3 billion primarily due to the decline in interest rates. Retained earnings increased by $528 million.

Contractual obligations by year of maturity are outlined in Note 17 to the unaudited interim consolidated financial statements.

22 • BMO Financial Group Second Quarter Report 2015

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel, joint ventures and associates on the same terms that we offer to our customers for those services.

The bank’s policies and procedures for related party transactions did not materially change from October  31, 2014, as described in Note 29 to the audited consolidated financial statements on page 177 of BMO’s 2014 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on pages 70 and 71 of BMO’s 2014 Annual Report as well as in Note 6 to the unaudited interim consolidated financial statements. We consolidate all of our Structured Entities, except for certain Canadian customer securitization and structured finance vehicles. There have been no changes of substance during the quarter ended April 30, 2015.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2014 Annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2014, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on Pages 71 to 73 and 129 to 130 in BMO’s 2014 Annual Report.

Effective November 1, 2014, we adopted several new and amended accounting pronouncements issued by the International Accounting Standards Board (IASB), which are outlined in Note 1 to the unaudited interim consolidated financial statements.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by IASB, and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found in Note 1 to the unaudited interim consolidated financial statements for the quarter ended January 31, 2015, and in Note 1 to the audited annual consolidated financial statements on pages 131 and 132 of BMO’s 2014 Annual Report.

We expect to adopt IFRS 9 Financial Instruments (IFRS 9) effective November 1, 2017. IFRS 9 addresses classification and measurement, impairment and hedge accounting. We are currently assessing the impact of this new standard on our future financial results.

Select Financial Instruments

Pages 69 and 70 of BMO’s 2014 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2014 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this MD&A and the recent regulatory developments set out below.

Volcker Rule. The Volcker Rule, which prohibits banking entities active in the U.S. and their affiliates from certain proprietary trading and specified relationships with hedge funds and private equity funds, was finalized in December 2013. In December 2014, the U.S. regulators extended until July 21, 2016, the time that banking entities have to conform their investments in and relationships with private investment funds in place before December 31, 2013. They also indicated that during the course of 2015 they would issue a further such conformance extension to July 21, 2017. The extensions would permit additional time to either divest or conform investments in or relationships with these legacy funds. These extensions do not change the timing for implementation of an enterprise Volcker compliance framework. In respect of our investments in and relationships with certain non-U.S. investment funds in place after December 31, 2013, we are continuing discussions with regulators and others in the industry to clarify how the Volcker Rule applies to those funds.

FBO Rule. The Federal Reserve Board finalized a rule (the FBO Rule) that implements the Dodd-Frank Act’s enhanced prudential standards and early remediation requirements for the U.S. operations of non-U.S. banks, such as BMO. On December 29, 2014, we submitted to the Federal Reserve Board an outline of our implementation plan for meeting these requirements by the effective date (July 1, 2016). BMO is preparing for the impact of the FBO Rule on its operations.

For a more comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital management section starting on page 64, the Liquidity and Funding Risk section starting on page 95, and the Legal and Regulatory Risk section starting on page 102 of BMO’s 2014 Annual Report.

BMO Financial Group Second Quarter Report 2015 • 23

Federal Budget Proposal. The 2015 Federal budget proposed tax rules for synthetic equity arrangements that, in certain circumstances, would deny any deduction for dividends that are paid or become payable after October 31, 2015. If enacted, these changes would have the potential to increase our effective tax rate for 2016 and subsequent taxation years.

Caution

This Regulatory Developments section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

24 • BMO Financial Group Second Quarter Report 2015

Risk Management

Our risk management practices and key measures have not changed significantly from those outlined on pages 77 to 105 of BMO’s 2014 Annual Report.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 17 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to traded risk and non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 17

	As at April 30, 2015				As at October 31, 2014

		Subject to market risk				Subject to market risk

(Canadian $ in millions)	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Consolidated Balance Sheet	Traded risk (1)	Non-traded risk (2)	Not subject to market risk	Main risk factors for non-traded risk balances
Assets Subject to Market Risk
Cash and cash equivalents	40,403	-	40,403	-	28,386	-	28,386	-	Interest rate
Interest bearing deposits with banks	7,256	330	6,926	-	6,110	930	5,180	-	Interest rate
Securities
Trading	82,031	74,531	7,500	-	85,022	78,997	6,025	-	Interest rate, credit spread
Available-for-sale	49,340	-	49,340	-	46,966	-	46,966	-	Interest rate, credit spread
Held-to-maturity	10,015	-	10,015	-	10,344	-	10,344	-	Interest rate
Other	1,060	-	1,060	-	987	-	987	-	Equity
Securities borrowed or purchased under resale agreements	64,576	-	64,576	-	53,555	-	53,555	-	Interest rate
Loans and acceptances (net of allowance for credit losses)	315,856	-	315,856	-	303,038	-	303,038	-	Interest rate, foreign exchange
Derivative instruments	39,831	37,493	2,338	-	32,655	31,627	1,028	-	Interest rate, foreign exchange
Other assets	22,907	-	8,129	14,778	21,596	-	7,787	13,809	Interest rate
Total Assets	633,275	112,354	506,143	14,778	588,659	111,554	463,296	13,809
Liabilities Subject to Market Risk
Deposits	424,231	8,246	415,985	-	393,088	7,639	385,449	-	Interest rate, foreign exchange
Derivative instruments	44,237	41,810	2,427	-	33,657	32,312	1,345	-	Interest rate, foreign exchange
Acceptances	11,453	-	11,453	-	10,878	-	10,878		Interest rate
Securities sold but not yet purchased	25,908	25,908	-	-	27,348	27,348	-	-
Securities lent or sold under repurchase agreements	42,039	-	42,039	-	39,695	-	39,695	-	Interest rate
Other liabilities	44,569	-	44,170	399	43,676	-	43,263	413	Interest rate
Subordinated debt	4,435	-	4,435	-	4,913	-	4,913	-	Interest rate
Total Liabilities	596,872	75,964	520,509	399	553,255	67,299	485,543	413

(1)	Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) decreased over the period mainly due to a reduction in equity exposures. There was a partially offsetting decrease in overall diversification. The available-for-sale (AFS) VaR effectively was unchanged over the period. Total Trading Stressed VaR decreased over the period broadly reflecting changes in Trading VaR over the quarter.

There were no significant changes in our structural market risk management framework during the quarter.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to falling interest rates changed from an exposure to a benefit owing to lower floating rate asset sensitivity and higher interest rates at the end of the second quarter relative to the first quarter. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. Structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise. The earnings benefit to rising interest rates declined owing to lower floating rate asset sensitivity.

BMO’s market risk management practices and key measures are outlined on pages 91 to 95 of BMO’s 2014 Annual Report.

BMO Financial Group Second Quarter Report 2015 • 25

Total Trading Value at Risk (VaR) Summary (1) (2)	Table 18

	For the quarter ended April 30, 2015				As at January 31, 2015	As at October 31, 2014
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end
Commodity VaR	(0.4)	(0.5)	(0.6)	(0.4)	(0.5)	(0.5)
Equity VaR	(5.5)	(7.5)	(12.4)	(5.0)	(12.0)	(3.2)
Foreign exchange VaR	(0.9)	(1.1)	(3.0)	(0.4)	(1.0)	(0.5)
Interest rate VaR	(5.7)	(7.4)	(9.3)	(4.4)	(5.6)	(5.8)
Credit VaR	(6.8)	(6.7)	(7.4)	(6.3)	(6.8)	(5.5)
Diversification	9.4	10.6	nm	nm	11.3	7.4

Total Trading VaR	(9.9)	(12.6)	(16.7)	(9.0)	(14.6)	(8.1)

Total AFS VaR	(10.8)	(10.6)	(11.8)	(9.6)	(10.6)	(7.9)

(1)	Total Trading VaR and AFS VaR are subject to the BMO Capital Markets trading management framework.
(2)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

  nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 19

	For the quarter ended April 30, 2015				As at January 31, 2015	As at October 31, 2014
(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity SVaR	(0.7)	(1.0)	(1.2)	(0.7)	(1.0)	(3.2)
Equity SVaR	(11.7)	(11.8)	(15.5)	(8.0)	(14.5)	(14.0)
Foreign exchange SVaR	(1.1)	(2.1)	(4.6)	(1.0)	(1.6)	(0.7)
Interest rate SVaR	(11.2)	(12.6)	(15.7)	(10.9)	(7.9)	(11.2)
Credit SVaR	(18.9)	(17.8)	(20.5)	(15.5)	(20.3)	(13.6)
Diversification	21.1	22.4	nm	nm	20.2	20.6

Total Trading SVaR	(22.5)	(22.9)	(27.6)	(19.4)	(25.1)	(22.1)

(1)	Stressed VaR is produced weekly.
(2)	One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers.

  nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4) (5)	Table 20

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (After tax)
(Canadian $ equivalent in millions)	April 30, 2015	January 31, 2015	October 31, 2014	April 30, 2015	January 31, 2015	October 31, 2014

100 basis point increase	(853.8)	(545.9)	(715.1)	103.4	116.8	64.7
100 basis point decrease	346.1	(61.5)	405.2	(25.9)	(39.1)	(62.6)

200 basis point increase	(2,142.8)	(1,614.3)	(1,579.4)	110.3	152.6	85.8
200 basis point decrease	96.8	(258.3)	320.5	(48.8)	(51.1)	(68.1)

(1)	We enhanced our approach to quantify the potential impact of changing interest rates on structural earnings and value sensitivities in the first quarter. Positions as at October 31, 2014, have not been restated for the new approach.

(2)	Earnings and value sensitivities to falling interest rates assumes Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in Canadian and U.S. short-term interest rates to 75 basis points and 25 basis points respectively for shorter-terms. Longer-term interest rates do not decrease below the assumed level of short-term interest rates.

(3)	Certain non-trading AFS holdings are managed under the bank’s trading risk framework. The risk exposure for these holdings is included in the VaR table (Table 19) as Total AFS VaR.

(4)	Losses are in brackets and benefits are presented as positive numbers.

(5)	For BMO’s insurance businesses, a 100 basis point increase in interest rates at April 30, 2015, results in an increase in earnings after tax of $68 million and an increase in before tax economic value of $504 million ($76 million and $572 million, respectively, at January 31, 2015; $71 million and $385 million, respectively, at October 31, 2014). A 100 basis point decrease in interest rates at April 30, 2015, results in a decrease in earnings after tax of $65 million and a decrease in before tax economic value of $562 million ($72 million and $623 million, respectively, at January 31, 2015; $63 million and $414 million, respectively, at October 31, 2014). These impacts are not reflected in the table above.

26 • BMO Financial Group Second Quarter Report 2015

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in Table 21.

In the ordinary course of business, BMO may encumber a portion of cash and security holdings as collateral to support trading activities and participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive highly liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral for trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received less collateral encumbered, totalled $189.4 billion at April 30, 2015, compared with $191.2 billion at January 31, 2015. The decrease in unencumbered liquid assets was primarily due to the impact of a lower U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, in our U.S. legal entity BMO Harris Bank, and in BMO’s broker/dealer operations in Canada and internationally. In addition to liquid assets, BMO retains access to the Bank of Canada’s lending assistance program, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. BMO does not consider central bank facilities as a source of available liquidity when assessing its liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured wholesale funding. Table 22 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 21

	As at April 30, 2015					As at January 31, 2015
(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	40,403	-	40,403	1,678	38,725	42,321
Deposits with other banks	7,256	-	7,256	-	7,256	6,597
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	98,670	16,774	115,444	71,571	43,873	44,264
Mortgage-backed securities and collateralized mortgage obligations	18,779	1,066	19,845	3,888	15,957	17,205
Corporate debt	18,161	5,826	23,987	1,531	22,456	24,117
Corporate equity	71,412	15,526	86,938	43,165	43,773	40,745

Total securities and securities borrowed or purchased under resale agreements	207,022	39,192	246,214	120,155	126,059	126,331
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	21,335	-	21,335	4,011	17,324	15,912

Total liquid assets	276,016	39,192	315,208	125,844	189,364	191,161

Other eligible assets at central banks (not included above) (5)	107,569	-	107,569	781	106,788	106,367
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	383,585	39,192	422,777	126,625	296,152	297,528

(1)	The carrying values outlined in this table are consistent with the carrying values in BMO’s balance sheet as at April 30, 2015.

(2)	Gross assets include on-balance sheet and off-balance sheet assets.

(3)	Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4)	Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s liquidity and funding management framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5)	Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Second Quarter Report 2015 • 27

Asset Encumbrance (Canadian $ in millions)	Table 22

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at April 30, 2015		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	47,659	-	1,678	478	45,503
Securities (5)	267,549	94,477	29,689	8,430	134,953
Loans and acceptances	294,521	40,900	1,615	145,218	106,788
Other assets
Derivative instruments	39,831	-	-	39,831	-
Premises and equipment	2,274	-	-	2,274	-
Goodwill	5,646	-	-	5,646	-
Intangible assets	2,136	-	-	2,136	-
Current tax assets	596	-	-	596	-
Deferred tax assets	3,174	-	-	3,174	-
Other assets	9,081	-	-	9,081	-

Total other assets	62,738	-	-	62,738	-

Total assets	672,467	135,377	32,982	216,864	287,244

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at January 31, 2015		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	50,759	-	1,841	463	48,455
Securities (5)	279,314	103,207	33,864	8,660	133,583
Loans and acceptances	297,805	41,966	1,552	147,920	106,367
Other assets
Derivative instruments	62,989	-	-	62,989	-
Premises and equipment	2,334	-	-	2,334	-
Goodwill	5,900	-	-	5,900	-
Intangible assets	2,214	-	-	2,214	-
Current tax assets	579	-	-	579	-
Deferred tax assets	3,437	-	-	3,437	-
Other assets	9,110	-	-	9,110	-

Total other assets	86,563	-	-	86,563	-

Total assets	714,441	145,173	37,257	243,606	288,405

(1)	Gross assets include on-balance sheet and off-balance sheet assets.

(2)	Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities received that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered includes assets which are restricted from use for legal or other reasons, such as restricted cash and short sales.

(3)	Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $8.9 billion as at April 30, 2015, which include securities held in BMO’s insurance subsidiary and credit protection vehicle, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)	Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in Table 23. The average month-end LCR for the quarter ended April 30, 2015 of 136% is calculated as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are expected to be able to utilize their HQLA in a period of stress which may result in an LCR below 100% during that period. BMO’s HQLA is primarily composed of cash, highly-rated government issued or backed debt, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30 day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or funding alternatives that may be pursued in a period of stress. BMO’s total liquid assets are shown in Table 21.

Additional information on Liquidity and Funding Risk Governance can be found on page 95 of BMO’s 2014 Annual Report.

28 • BMO Financial Group Second Quarter Report 2015

Liquidity Coverage Ratio (Canadian $ in billions)	Table 23

For the quarter ended April 30, 2015	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	124.9

Cash Outflows
Retail deposits and deposits from small business customers, of which:	173.2	7.8
Stable deposits	118.9	2.4
Less stable deposits	54.3	5.4
Unsecured wholesale funding, of which:	122.8	63.8
Operational deposits (all counterparties) and deposits in networks of cooperative banks	52.7	13.1
Non-operational deposits (all counterparties)	68.6	49.2
Unsecured debt	1.5	1.5
Secured wholesale funding	*	15.7
Additional requirements, of which:	114.3	30.0
Outflows related to derivatives exposures and other collateral requirements	14.0	4.9
Outflows related to loss of funding on debt products	11.7	11.7
Credit and liquidity facilities	88.6	13.4
Other contractual funding obligations	0.7	-
Other contingent funding obligations	276.1	5.1

Total cash outflows	*	122.4

Cash Inflows
Secured lending (e.g. reverse repos)	54.6	17.5
Inflows from fully performing exposures	10.3	8.4
Other cash inflows	4.7	4.7

Total cash inflows	69.6	30.6

		Total Adjusted Value (4)

Total HQLA		124.9
Total net cash outflows		91.8

Liquidity Coverage Ratio (%)		136

*	Not disclosed based on the LCR disclosure standard.

(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).

(2)	Average calculated based on month-end values during the quarter.

(3)	Weighted values are calculated after the application of OSFI Liquidity Adequacy Requirements (LAR) Guideline prescribed weights for HQLA and cash inflows and outflows.

(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by LAR.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets is longer term (typically maturing in two to ten years) to better match the term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is generally shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $250.7 billion at April 30, 2015, down from $254.2 billion at January 31, 2015, primarily due to the impact of a lower U.S. dollar. BMO also receives deposits to facilitate certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues structured notes primarily to retail investors. These deposits totalled $30.6 billion as at April 30, 2015.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $172.4 billion at April 30, 2015, with $39.5 billion sourced as secured funding and $132.9 billion sourced as unsecured funding. Wholesale funding outstanding decreased from $175.7 billion at January 31, 2015, primarily due to the impact of the lower U.S. dollar offset by deposit growth. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24. Additional information on deposit maturities can be found in Note 17 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $189.4 billion as at April 30, 2015, that can be monetized to meet potential funding requirements, as described on page 27.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian and U.S. Medium-Term Note Programs, Canadian and U.S. mortgage securitizations, Canadian credit card securitizations, covered bonds and Canadian and U.S. senior (unsecured) deposits.

BMO Financial Group Second Quarter Report 2015 • 29

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 24

As at April 30, 2015	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks (2)	16,380	4,762	959	12	22,113	-	-	22,113
Certificates of deposit and commercial paper	13,140	19,648	12,091	10,474	55,353	1,466	-	56,819
Bearer deposit notes	225	1,167	1,005	21	2,418	-	-	2,418
Asset-backed commercial paper (ABCP)	992	1,450	1,666	-	4,108	-	-	4,108
Senior unsecured medium-term notes	-	880	5,836	4,133	10,849	11,562	21,286	43,697
Senior unsecured structured notes (3)	25	9	132	534	700	112	1,111	1,923
Covered bonds and securitizations
Mortgage securitizations	-	343	259	789	1,391	2,435	12,947	16,773
Covered bonds	-	2,413	-	1,810	4,223	2,413	3,989	10,625
Credit card securitizations	-	-	957	437	1,394	2,620	1,101	5,115
Subordinated debt (4)	-	344	-	-	344	563	5,050	5,957
Other (5)	-	-	-	-	-	-	2,865	2,865
Total	30,762	31,016	22,905	18,210	102,893	21,171	48,349	172,413
Of which:
Secured	992	4,206	2,882	3,036	11,116	7,468	20,902	39,486
Unsecured	29,770	26,810	20,023	15,174	91,777	13,703	27,447	132,927
Total (6)	30,762	31,016	22,905	18,210	102,893	21,171	48,349	172,413

(1)	Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 17 of the unaudited interim consolidated financial statements. Wholesale funding also excludes ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(2)	Except for deposits from banks, which primarily consist of bank deposits sourced to support trading activities, unsecured funding refers to funding through the issuance of marketable, negotiable securities.
(3)	Primarily issued to institutional investors.
(4)	Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended EDTF disclosures.
(5)	Refers to Federal Home Loan Banks advances.
(6)	Total wholesale funding consists of Canadian-dollar-denominated funding of $51.9 billion and U.S.-dollar and other foreign-denominated funding of $120.5 billion as at April 30, 2015.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the capital markets at competitive pricing levels. Should our credit ratings experience a material downgrade, our cost of funds would likely increase significantly and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could have additional consequences, including those set out in Note 10 on page 148 of BMO’s 2014 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. The ratings as at April 30, 2015, were as follows: DBRS (AA); Fitch (AA-); Moody’s (Aa3); and Standard & Poor’s (A+). Fitch has a stable outlook on BMO’s long-term credit ratings, while Moody’s and Standard & Poor’s have a negative outlook on the ratings of BMO and other Canadian banks in response to the federal government’s proposed bail-in regime for senior unsecured debt. On May 20, 2015, DBRS changed the trend on six Canadian Banks, including BMO, to negative from stable due to their evolving view on government support.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at April 30, 2015, the bank would be required to provide additional collateral to counterparties totalling $197 million, $847 million and $1,035 million under a one-notch, two-notch and three-notch downgrade, respectively.

Insurance Risk

There were no significant changes in the risk management practices or risk levels of our insurance business during the quarter. BMO’s insurance risk management practices are outlined on page 102 of BMO’s 2014 Annual Report.

Information and Cyber Security Risk

There were no significant changes in our information and cyber security risk management practices during the quarter from those described in the Cyber Security Risk section on page 78 and in the Operational Risk section on page 101 of BMO’s 2014 Annual Report.

30 • BMO Financial Group Second Quarter Report 2015

Select Geographic Exposures

Select geographic exposures were disclosed and discussed on pages 88 and 89 of BMO’s 2014 Annual Report. Our exposure to European countries, as at April 30, 2015, is set out in the tables that follow. Our net portfolio exposures are summarized in Table 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives. There has been limited change to our exposures compared with January 31, 2015, and October 31, 2014.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 25

As at April 30, 2015
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	8	-	-	-	-	5	27	-	32	40
Italy	64	-	-	-	-	3	-	-	3	67
Portugal	1	-	-	-	-	-	-	-	-	1
Spain	54	-	-	-	-	3	-	-	3	57

Total – GIIPS	127	-	-	-	-	11	27	-	38	165

Eurozone (excluding GIIPS)
Germany	84	17	19	1,204	1,240	410	1	14	425	1,749
Netherlands	223	723	11	122	856	10	15	-	25	1,104
Finland	1	19	-	412	431	1	-	-	1	433
Other (8)	165	52	-	67	119	66	18	5	89	373

Total – Eurozone (excluding GIIPS)	473	811	30	1,805	2,646	487	34	19	540	3,659

Rest of Europe
Denmark	14	575	-	143	718	2	-	-	2	734
Norway	17	984	-	-	984	7	-	-	7	1,008
Sweden	36	386	-	-	386	1	-	-	1	423
United Kingdom	487	87	72	215	374	696	24	67	787	1,648
Other (8)	97	-	-	-	-	42	-	-	42	139

Total – Rest of Europe	651	2,032	72	358	2,462	748	24	67	839	3,952

Total – All of Europe (9)	1,251	2,843	102	2,163	5,108	1,246	85	86	1,417	7,776

As at January 31, 2015
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

Total – GIIPS	128	-	-	-	-	12	23	-	35	163

Total – Eurozone (excluding GIIPS)	592	873	117	2,277	3,267	269	103	22	394	4,253

Total – Rest of Europe	958	2,226	58	376	2,660	627	36	66	729	4,347

Total – All of Europe (9)	1,678	3,099	175	2,653	5,927	908	162	88	1,158	8,763

As at October 31, 2014
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total

Total – GIIPS	129	-	-	-	-	55	7	-	62	191

Total – Eurozone (excluding GIIPS)	551	711	53	1,872	2,636	379	49	7	435	3,622

Total – Rest of Europe	1,162	2,254	44	537	2,835	714	14	2	730	4,727

Total – All of Europe (9)	1,842	2,965	97	2,409	5,471	1,148	70	9	1,227	8,540

Refer to footnotes in Table 26.

BMO Financial Group Second Quarter Report 2015 • 31

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 26

	Lending (2)
	Funded lending as at April 30, 2015			As at April 30, 2015		As at January 31, 2015		As at October 31, 2014
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-	-	-
Ireland (7)	-	8	-	23	8	21	8	103	8
Italy	64	-	-	64	64	64	64	69	69
Portugal	1	-	-	1	1	1	1	-	-
Spain	54	-	-	65	54	67	55	62	52

Total – GIIPS	119	8	-	153	127	153	128	234	129

Eurozone (excluding GIIPS)
Germany	68	16	-	97	84	96	87	99	85
Netherlands	29	194	-	367	223	426	221	559	239
Finland	1	-	-	1	1	1	1	-	-
Other (8)	74	91	-	380	165	524	283	517	227

Total – Eurozone (excluding GIIPS)	172	301	-	845	473	1,047	592	1,175	551

Rest of Europe
Denmark	14	-	-	14	14	12	12	12	12
Norway	17	-	-	17	17	15	15	15	15
Sweden	23	13	-	156	36	163	34	198	93
United Kingdom	179	308	-	761	487	809	535	701	497
Other (8)	23	74	-	165	97	664	362	846	545

Total – Rest of Europe	256	395	-	1,113	651	1,663	958	1,772	1,162

Total – All of Europe (9)	547	704	-	2,111	1,251	2,863	1,678	3,181	1,842

(1)	BMO has the following indirect exposures to Europe as at April 30, 2015:
– Collateral of €1,014 million to support trading activity in securities (€6 million from GIIPS) and €355 million of cash collateral being held.
– Guarantees of $1,070 million ($9 million to GIIPS).
(2)	Funded lending includes loans (primarily trade finance).
(3)	Securities include cash products, insurance investments and traded credit.
(4)	BMO’s total net notional CDS exposure (embedded as part of the securities exposure table) to Europe was $549 million, with no net single-name* CDS exposure to GIIPS countries as at April 30, 2015 (*includes a net position of $313 million (bought protection) on a CDS Index, of which 23% is comprised of GIIPS domiciled entities).
(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($12 billion for Europe as at April 30, 2015).
(6)	Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.
(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $88 million as at April 30, 2015.
(8)	Includes countries with less than $300 million net exposure, with $29 million exposure to the Russian Federation as at April 30, 2015.
(9)	Of our total net direct exposure to Europe, approximately 94% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

32 • BMO Financial Group Second Quarter Report 2015

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2014 annual MD&A and audited annual consolidated financial statements, our Second Quarter 2015 Earnings Release and Report to Shareholders, presentation materials and supplementary financial information package online.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 27, 2015, at 2:00 p.m. (EDT). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-695-9753 (from within Toronto) or 1-888-789-0089 (toll-free outside Toronto). A replay of the conference call can be accessed until Monday, August 24, 2015, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 6766952.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873

Investor Relations Contacts

Lisa Hofstatter, Managing Director, Investor Relations, lisa.hofstatter@bmo.com, 416-867-7019

Willa Hoffmann, Director, Investor Relations, willa.hoffmann@bmo.com, 416-867-6956

Corporate Secretary

Barbara Muir, Corporate Secretary, corp.secretary@bmo.com, 416-867-6423

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

February 2015: $77.68

March 2015: $75.77

April 2015: $80.47

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this report, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 18th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2014 annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2014 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

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56 • BMO Financial Group Second Quarter Report 2015